UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2019

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

QUARTERLY INFORMATION

SEPTEMBER 30, 2019

(A free translation of the original in Portuguese)

Report on review of quarterly information

To the Board of Directors and Stockholders

Telefônica Brasil S.A.

Introduction

We have reviewed the accompanying parent company and consolidated interim accounting information of Telefônica Brasil S.A. ("Parent company"), included in the Quarterly Information Form (ITR) for the quarter ended September 30, 2019, comprising the balance sheet at that date and the statements of income and comprehensive income for the quarter and nine-month period then ended, and the statements of changes in equity and cash flows for the nine-month period then ended, as well as a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the parent company and consolidated interim accounting information in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company and consolidated interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

Other matters

Statements of value added

The quarterly information referred to above includes the parent company and consolidated statements of value added for the nine-month period ended September 30, 2019. These statements are the responsibility of the Company's management and are presented as supplementary information under IAS 34. These statements have been subjected to review procedures performed together with the review of the interim accounting information for the purpose of concluding whether they are reconciled with the interim accounting information and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in the accounting standard CPC 09 - "Statement of Value Added". Based on our review, nothing has come to our attention that causes us to believe that these statements of value added have not been properly prepared, in all material respects, in accordance with the criteria established in this accounting standard, and consistent with the parent company and consolidated interim accounting information taken as a whole.

(A free translation of the original in Portuguese)

São Paulo, October 25, 2019

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Sérgio Eduardo Zamora

Contador CRC 1SP168728/O-4

TELEFÔNICA BRASIL S.A.
Balance Sheets
At September 30, 2019 and December 31, 2018
(In thousands of reais)								(A free translation of the original in Portuguese)

		Company		Consolidated				Company		Consolidated
ASSETS	Note	09.30.19	12.31.18	09.30.19	12.31.18	LIABILITIES AND EQUITY	Note	09.30.19	12.31.18	09.30.19	12.31.18

Current assets		20,485,257	18,241,374	20,720,846	18,362,992	Current liabilities		19,030,310	17,164,957	19,016,360	17,160,820
Cash and cash equivalents	3	4,377,594	3,275,300	4,548,256	3,381,328	Personnel, social charges and benefits	14	738,928	765,098	766,093	782,630
Trade accounts receivable	4	8,884,704	8,246,991	8,930,780	8,304,382	Trade accounts payable	15	7,184,152	7,746,133	7,091,752	7,642,782
Inventories	5	664,797	460,800	670,079	462,053	Income and social contribution taxes payable	7	-	-	10,918	12,009
Prepaid expenses	6	767,591	581,261	769,267	581,743	Taxes, charges and contributions payable	16	1,273,399	1,739,516	1,290,212	1,797,965
Income and social contribution taxes recoverable	7	405,631	274,027	407,290	274,589	Dividends and interest on equity	17	5,864,804	4,172,916	5,864,804	4,172,916
Taxes, charges and contributions recoverable	8	4,809,581	4,671,959	4,813,911	4,674,218	Provisions and contingencies	18	415,571	377,926	426,464	377,929
Judicial deposits and garnishments	9	298,665	312,820	299,662	313,007	Loans, financing, debentures and leases	19	2,683,039	1,464,166	2,683,605	1,464,166
Dividends and interest on equity	17	-	51,785	-	-	Deferred revenue	20	517,859	525,509	517,859	525,509
Derivative financial instruments	30	11,999	69,065	11,999	69,065	Derivative financial instruments	30	886	16,158	886	16,538
Other assets	10	264,695	297,366	269,602	302,607	Other liabilities	21	351,672	357,535	363,767	368,376

Non-current assets		90,031,984	84,192,902	89,962,934	84,198,326	Non-current liabilities		20,874,669	13,662,292	21,055,158	13,793,471
Long-term assets		4,914,843	7,379,263	5,258,432	7,760,357	Personnel, social charges and benefits	14	30,023	11,850	30,173	11,903
Short-term investments pledged as collateral		75,250	76,717	75,587	76,934	Taxes, charges and contributions payable	16	234,487	39,245	279,833	39,245
Trade accounts receivable	4	450,218	426,252	450,218	426,252	Deferred taxes	7	2,726,442	1,982,952	2,726,442	1,982,952
Prepaid expenses	6	142,793	134,209	142,806	134,232	Provisions and contingencies	18	5,613,166	5,754,207	5,739,312	5,881,396
Deferred taxes	7	-	-	186,715	230,097	Loans, financing, debentures and leases	19	11,026,538	4,675,271	11,026,819	4,675,271
Taxes, charges and contributions recoverable	8	848,880	3,222,262	848,883	3,222,262	Deferred revenue	20	204,996	250,526	206,975	250,526
Judicial deposits and garnishments	9	3,258,279	3,446,866	3,414,754	3,597,007	Derivative financial instruments	30	47,776	22,845	47,776	22,845
Derivative financial instruments	30	53,250	26,468	53,250	26,468	Other liabilities	21	991,241	925,396	997,828	929,333
Other assets	10	86,173	46,489	86,219	47,105
Investments	11	534,127	484,108	103,184	101,657	TOTAL LIABILITIES		39,904,979	30,827,249	40,071,518	30,954,291
Property, plant and equipment	12	43,044,033	34,109,139	43,058,998	34,115,327
Intangible assets	13	41,538,981	42,220,392	41,542,320	42,220,985	Equity		70,612,262	71,607,027	70,612,262	71,607,027
						Capital	22	63,571,416	63,571,416	63,571,416	63,571,416
						Capital reserves	22	1,165,463	1,213,532	1,165,463	1,213,532
						Income reserves	22	4,337,652	4,324,170	4,337,652	4,324,170
						Other comprehensive income acumulated	22	31,118	29,225	31,118	29,225
						Retained earnings	22	1,506,613	-	1,506,613	-
						Additional proposed dividends	22	-	2,468,684	-	2,468,684

TOTAL ASSETS		110,517,241	102,434,276	110,683,780	102,561,318	TOTAL LIABILITIES AND EQUITY		110,517,241	102,434,276	110,683,780	102,561,318

TELEFÔNICA BRASIL S.A.
Statements of Income
Three and nine-month periods ended September 30, 2019 and 2018
(In thousands of reais, except earnings per share)								(A free translation of the original in Portuguese)

		Company				Consolidated
		Three-month periods ended		Nine-month periods ended		Three-month periods ended		Nine-month periods ended
	Note	09.30.19	09.30.18	09.30.19	09.30.18	09.30.19	09.30.18	09.30.19	09.30.18

Net operating revenue	23	10,855,208	9,582,079	32,291,195	27,744,368	11,046,748	10,764,902	32,891,316	32,377,261

Cost of sales and services	24	(5,460,509)	(4,786,097)	(16,275,649)	(14,439,206)	(5,488,873)	(5,102,307)	(16,351,888)	(15,426,953)

Gross profit		5,394,699	4,795,982	16,015,546	13,305,162	5,557,875	5,662,595	16,539,428	16,950,308

Operating income (expenses)		(3,677,433)	(2,404,190)	(11,150,948)	(7,614,988)	(3,721,549)	(2,916,666)	(11,303,356)	(9,217,666)
Selling expenses	24	(3,167,033)	(2,916,086)	(9,541,329)	(8,992,970)	(3,182,328)	(3,162,840)	(9,597,927)	(9,653,228)
General and administrative expenses	24	(640,207)	(603,334)	(1,791,260)	(1,816,451)	(645,402)	(624,738)	(1,803,194)	(1,896,390)
Other operating income	25	301,775	1,643,421	655,210	4,338,824	302,961	1,554,155	619,592	3,780,383
Other operating expenses	25	(171,968)	(528,191)	(473,569)	(1,144,391)	(196,780)	(683,243)	(521,827)	(1,448,431)

Operating profit		1,717,266	2,391,792	4,864,598	5,690,174	1,836,326	2,745,929	5,236,072	7,732,642

Financial income	26	332,363	1,343,614	899,817	3,591,085	340,234	1,371,964	918,398	3,699,511
Financial expenses	26	(642,287)	(709,216)	(1,542,545)	(1,723,061)	(646,133)	(718,257)	(1,554,863)	(1,747,420)
Equity in results of investees	11	80,481	237,599	249,722	1,384,419	(774)	(5,541)	(714)	(4,914)

Income before taxes		1,487,823	3,263,789	4,471,592	8,942,617	1,529,653	3,394,095	4,598,893	9,679,819

Income and social contribution taxes	7	(522,710)	(86,525)	(744,832)	(1,501,037)	(564,540)	(216,831)	(872,133)	(2,238,239)

Net income for the period		965,113	3,177,264	3,726,760	7,441,580	965,113	3,177,264	3,726,760	7,441,580

Basic and diluted earnings per common share (in R$)	22	0.54	1.76	2.07	4.13
Basic and diluted earnings per preferred share (in R$)	22	0.59	1.94	2.28	4.55

TELEFÔNICA BRASIL S.A.
Statements of Changes in Equity
Nine-month periods ended September 30, 2019 and 2018
(In thousands of reais)								(A free translation of the original in Portuguese)

		Capital reserves			Income reserves
	Capital	Special goodwill reserve	Other capital reserves	Treasury shares	Legal reserve	Tax incentive reserve	Expansion and modernization reserve	Retained earnings	Proposed additional dividends	Other comprehensive income acumulated	Total equity
Balances at December 31, 2017	63,571,416	63,074	1,238,268	(87,820)	2,138,344	27,884	297,000	-	2,191,864	21,328	69,461,358
Effects of the initial adoption of IFRS 9 and 15, net of taxes	-	-	-	-	-	-	-	(138,663)	-	-	(138,663)
Balances at January 1, 2018	63,571,416	63,074	1,238,268	(87,820)	2,138,344	27,884	297,000	(138,663)	2,191,864	21,328	69,322,695
Payment of additional dividend for 2017	-	-	-	-	-	-	-	-	(2,191,864)	-	(2,191,864)
Unclaimed dividends and interest on equity	-	-	-	-	-	-	-	76,520	-	-	76,520
DIPJ adjustment - Tax incentives	-	-	-	-	-	8,409	-	(8,409)	-	-	-
Other comprehensive income	-	-	-	-	-	-	-	-	-	12,565	12,565
Net income for the period	-	-	-	-	-	-	-	7,441,580	-	-	7,441,580
Interim interest on equity	-	-	-	-	-	-	-	(3,200,000)	-	-	(3,200,000)
Balances at September 30, 2018	63,571,416	63,074	1,238,268	(87,820)	2,138,344	36,293	297,000	4,171,028	-	33,893	71,461,496
Unclaimed dividends and interest on equity	-	-	-	-	-	-	-	76,250	-	-	76,250
DIPJ adjustment - Tax incentives	-	-	-	-	-	3,120	-	(3,120)	-	-	-
Other comprehensive income	-	-	-	-	-	-	-	(62,739)	-	(4,668)	(67,407)
Equity transactions	-	-	10	-	-	-	-	-	-	-	10
Net income for the period	-	-	-	-	-	-	-	1,486,678	-	-	1,486,678
Allocation of income:
Legal reserve	-	-	-	-	446,413	-	-	(446,413)	-	-	-
Interim interest on equity	-	-	-	-	-	-	-	(1,350,000)	-	-	(1,350,000)
Reversal of expansion and Modernization Reserve	-	-	-	-	-	-	(297,000)	297,000	-	-	-
Expansion and Modernization Reserve	-	-	-	-	-	-	1,700,000	(1,700,000)	-	-	-
Additional proposed dividends	-	-	-	-	-	-	-	(2,468,684)	2,468,684	-	-
Balances at December 31, 2018	63,571,416	63,074	1,238,278	(87,820)	2,584,757	39,413	1,700,000	-	2,468,684	29,225	71,607,027
Payment of additional dividend for 2018	-	-	-	-	-	-	-	-	(2,468,684)	-	(2,468,684)
Unclaimed dividends and interest on equity	-	-	-	-	-	-	-	31,335	-	-	31,335
DIPJ adjustment - Tax incentives	-	-	-	-	-	13,482	-	(13,482)	-	-	-
Reflection of capital transactions in subsidiary (Not3 1.c1)	-	-	(48,135)	-	-	-	-	-	-	-	(48,135)
Other	-	-	66	-	-	-	-	-	-	-	66
Other comprehensive income	-	-	-	-	-	-	-	-	-	1,893	1,893
Net income for the period	-	-	-	-	-	-	-	3,726,760	-	-	3,726,760
Interim interest on equity	-	-	-	-	-	-	-	(2,238,000)	-	-	(2,238,000)
Balances at September 30, 2019	63,571,416	63,074	1,190,209	(87,820)	2,584,757	52,895	1,700,000	1,506,613	-	31,118	70,612,262

TELEFÔNICA BRASIL S.A.
Statements of Other Comprehensive Income
Three and nine-month periods ended September 30, 2019 and 2018
(In thousands of reais)						(A free translation of the original in Portuguese)

	Company				Consolidated
	Three-month periods ended		Nine-month periods ended		Three-month periods ended		Nine-month periods ended
	09.30.19	09.30.18	09.30.19	09.30.18	09.30.19	09.30.18	09.30.19	09.30.18
Net income for the period	965,113	3,177,264	3,726,760	7,441,580	965,113	3,177,264	3,726,760	7,441,580

Other comprehensive income (losses) that may be reclassified into income (losses) in subsequent periods	(2,194)	2,725	1,869	12,834	(2,194)	2,725	1,869	12,834
Losses on derivative financial instruments	(9,241)	(490)	(509)	(1,972)	(9,241)	(490)	(509)	(1,972)
Taxes	3,142	166	173	670	3,142	166	173	670

Cumulative Translation Adjustments (CTA) on transactions in foreign currency	3,905	3,049	2,205	14,136	3,905	3,049	2,205	14,136

Other comprehensive income (losses) not to be reclassified into income (losses) in subsequent periods	(48)	(169)	24	(269)	(48)	(169)	24	(269)
Unrealized gains ( losses) on financial assets at fair value through other comprehensive income	(72)	(257)	36	(408)	(72)	(257)	36	(408)
Taxes	24	88	(12)	139	24	88	(12)	139

Interest in comprehensive income of subsidiaries	-	(23)	-	-	-	(23)	-	-

Other comprehensive income	(2,242)	2,533	1,893	12,565	(2,242)	2,533	1,893	12,565

Comprehensive income for the period - net of taxes	962,871	3,179,797	3,728,653	7,454,145	962,871	3,179,797	3,728,653	7,454,145

TELEFÔNICA BRASIL S.A.
Statements of Value Added
Nine-month periods ended September 30, 2019 and 2018
(In thousands in reais)			(A free translation of the original in Portuguese)

	Company		Consolidated
	09.30.19	09.30.18	09.30.19	09.30.18

Revenues	42,524,748	42,171,479	43,113,965	46,400,252
Sale of goods and services	42,640,171	38,064,521	43,326,014	43,312,730
Other revenues	1,128,137	5,118,854	1,053,554	4,256,458
Impairment losses - trade accounts receivable	(1,243,560)	(1,011,896)	(1,265,603)	(1,168,936)

Inputs acquired from third parties	(14,781,618)	(13,755,316)	(14,868,727)	(15,034,545)
Cost of goods and products sold and services rendered	(8,592,824)	(7,224,505)	(8,658,494)	(8,265,479)
Materials, electric energy, third-party services and other expenses	(6,426,082)	(6,557,818)	(6,446,507)	(6,797,691)
Loss/recovery of assets	237,288	27,007	236,274	28,625

Gross value added	27,743,130	28,416,163	28,245,238	31,365,707

Withholdings	(7,928,484)	(6,019,692)	(7,930,536)	(6,045,916)
Depreciation and amortization	(7,928,484)	(6,019,692)	(7,930,536)	(6,045,916)

Net value added produced	19,814,646	22,396,471	20,314,702	25,319,791

Value added received in transfer	1,149,539	4,975,504	917,684	3,694,597
Equity pickup	249,722	1,384,419	(714)	(4,914)
Financial income	899,817	3,591,085	918,398	3,699,511

Total undistributed value added	20,964,185	27,371,975	21,232,386	29,014,388

Distribution of value added	20,964,185	27,371,975	21,232,386	29,014,388

Personnel,social charges and benefits	3,041,441	3,008,584	3,083,153	3,397,590
Direct compensation	2,031,723	2,110,497	2,059,004	2,348,845
Benefits	867,373	773,405	879,286	903,007
Government Severance Indemnity Fund for Employees (FGTS)	142,345	124,682	144,863	145,738
Taxes, charges and contributions	11,595,825	13,038,418	11,809,295	14,250,182
Federal	3,877,439	5,187,002	4,073,653	6,292,373
State	7,508,117	7,730,243	7,510,074	7,748,615
Local	210,269	121,173	225,568	209,194
Debt remuneration	2,600,159	3,883,393	2,613,178	3,925,036
Interest	1,520,780	1,565,295	1,531,739	1,585,883
Rental	1,079,379	2,318,098	1,081,439	2,339,153
Equity remuneration	3,726,760	7,441,580	3,726,760	7,441,580
Interest on equity	2,238,000	3,200,000	2,238,000	3,200,000
Retained profit	1,488,760	4,241,580	1,488,760	4,241,580

TELEFÔNICA BRASIL S.A.
Statements of Cash Flows
Nine-month periods ended September 30, 2019 and 2018
(In thousands in reais)			(A free translation of the original in Portuguese)

	Company		Consolidated
	09.30.19	09.30.18	09.30.19	09.30.18
Cash flows from operating activities

Income before taxes	4,471,592	8,942,617	4,598,893	9,679,819
Ajustement for:
Depreciation and amortization	7,928,484	6,019,692	7,930,536	6,045,916
Foreign exchange gains on loans and derivative financial instruments	(277)	37,579	(657)	39,176
Indexation accruals on assets and liabilities	457,748	614,751	459,772	614,356
Equity pickup	(249,722)	(1,384,419)	714	4,914
Loss (gains) on write-off/sale of assets	(176,922)	4,453	(175,892)	4,777
Impairment losses - trade accounts receivable	1,243,560	1,011,896	1,265,603	1,168,936
Change in liability provisions	18,307	(272,570)	(13,052)	(235,954)
Write-off and reversals for impairment - inventories	(60,367)	(31,461)	(60,367)	(33,402)
Pension plans and other post-retirement benefits	44,352	35,593	44,781	36,860
Provisions for tax, civil, labor and regulatory contingencies	473,569	983,676	479,915	995,695
Interest expense	620,931	380,371	620,987	380,371
Others	(77,575)	(3,210)	(77,511)	(3,464)

Changes in assets and liabilities
Trade accounts receivable	(1,905,239)	(1,340,124)	(1,883,105)	(1,509,231)
Inventories	(143,630)	(65,764)	(143,541)	(77,156)
Taxes recoverable	82,890	(5,985,851)	82,491	(5,863,914)
Prepaid expenses	(193,980)	(83,143)	(194,596)	(80,719)
Other assets	46,024	270,279	47,167	(14,304)
Personnel, social charges and benefits	(7,997)	31,804	(5,311)	39,861
Trade accounts payable	124,973	652,129	148,147	987,401
Taxes, charges and contributions	1,419,265	(33,764)	1,416,665	(74,001)
Provisions for tax, civil, labor and regulatory contingencies	(1,052,112)	(3,639,390)	(1,060,757)	(3,651,633)
Other liabilities	5,412	(172,733)	5,091	(164,089)
	8,597,694	(2,970,206)	8,887,080	(1,389,604)

Cash generated from operations	13,069,286	5,972,411	13,485,973	8,290,215

Interest paid	(593,588)	(410,585)	(593,643)	(410,585)
Income and social contribution taxes paid	-	(11,841)	(81,288)	(529,039)

Net cash generated by operating activities	12,475,698	5,549,985	12,811,042	7,350,591

Cash flows from investing activities
Additions to PP&E and intangible assets and others	(6,582,010)	(5,673,471)	(6,582,056)	(5,894,024)
Proceeds from sale of PP&E	469,070	3,883	469,089	3,883
Cash paid for acquisition of companies	-	-	(70,844)	-
Redemption of judicial deposits	210,374	2,701,127	210,834	2,704,974
Dividends and interest on equity received	205,660	1,586,709	-	-
Cash and cash equivalents by acquisition	-	-	5,760	-

Net cash used in investing activities	(5,696,906)	(1,381,752)	(5,967,217)	(3,185,167)

Cash flows from financing activities
Payment of loans, financing, debentures and leases	(3,094,199)	(2,524,301)	(3,094,596)	(2,524,301)
Receipts - derivative financial instruments	165,449	96,108	165,636	96,726
Payments - derivative financial instruments	(94,230)	(68,297)	(94,419)	(71,209)
Dividend and interest on equity paid	(2,653,518)	(2,003,224)	(2,653,518)	(2,003,224)

Net cash used in financing activities	(5,676,498)	(4,499,714)	(5,676,897)	(4,502,008)

Decrease in cash and cash equivalents	1,102,294	(331,481)	1,166,928	(336,584)

Cash and cash equivalents at the beginning of the period	3,275,300	3,681,173	3,381,328	4,050,338
Cash and cash equivalents at the end of the period	4,377,594	3,349,692	4,548,256	3,713,754

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2019

(In thousands of Reais, unless otherwise stated)

1)   OPERATIONS

a) Background information

Telefônica Brasil S.A. (the “Company” or “Telefônica Brasil”) is a publicly-held corporation whose corporate purpose includes operating telecommunications services; development of activities necessary or complementary to the execution of such services, in accordance with the concessions, authorizations and permissions granted; exploration of value-added services; offering of integrated solutions, management and provision of services related to: (i) data centers, including hosting and co-location; (ii) storage, processing and management of data, information, texts, images, videos, applications and information systems and similar; (iii) information technology; (iv) information and communication security; (v) telecommunications; and (vi) electronic security systems; licensing and sublicensing of software of any nature, among others.

The Company’s principal offices are located at Avenida Engenheiro Luiz Carlos Berrini, No. 1376, in the city and state of São Paulo, Brazil. It is a member of the Telefónica Group (“Group”), based in Spain and operates in several countries across Europe and Latin America.

At September 30, 2019 and December 31, 2018, Telefónica S.A. (“Telefónica”), the Group holding company, held a total direct and indirect interest in the Company of 73.58% (Note 22).

The Company is registered with the Brazilian Securities Commission ("CVM") as a publicly held company under Category A (issuers authorized to trade any marketable securities). Its shares are listed on the B3 (the stock exchange arising from the combination of BM&FBovespa and CETIP – Central Custody and Settlement of Securities). The Company is also registered with the Securities and Exchange Commission ("SEC"), of the United States of America, and its American Depositary Shares ("ADSs") Level II, backed preferred shares are traded on the New York Stock Exchange ("NYSE").

b) Operations

The Company renders services for: (i) Fixed Switched Telephone Service Concession Arrangement ("STFC"); (ii) Multimedia Communication Service ("SCM", data communication, including broadband internet); (iii) Personal Mobile Service ("SMP"); and (iv) Conditioned Access Service ("SEAC" - Pay TV), throughout Brazil, through concessions and authorizations, as established in the General Plan of Concessions ("PGO").

Service concessions and authorizations are granted by Brazil's Telecommunications Regulatory Agency ("ANATEL"), the agency responsible for the regulation of the Brazilian telecommunications sector under the terms of Law No. 9472 of July 16, 1997 - General Telecommunications Law ("Lei Geral das Telecomunicações" - LGT), amended by Laws No. 9986, of July 18, 2000, and No. 12485, of September 12, 2011. The concessions are subject to supplementary regulations and plans.

In accordance with the STFC service concession agreement, every two years, during the agreement's 20-year term to December 31, 2025, the Company will pay a fee equivalent to 2% of its prior-year STFC revenue, net of applicable taxes and social contribution taxes (Note 21).

In accordance with the SMP terms of authorization for the usage of radio frequencies, every two years after the first renewal of these agreements, the Company will pay a fee equivalent to 2% of its prior-year SMP revenue, net of applicable taxes and social contribution taxes (Note 21), and, in the 15th year, the Company will pay 1% of its prior-year revenue. The calculation will consider the net revenue from Basic and Alternative Services Plans. These agreements can be extended only once for a term of 15 years.

The summarized information about on the authorizations for the use of radiofrequency bands for SMP granted to the Company is consistent with the detailed description in Note 1b) Operations in the financial statements for the year ended December 31, 2018.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2019

(In thousands of Reais, unless otherwise stated)

c) Corporate events that occurred in 2019 and 2018

c.1) Acquisition of TIS by Wholly Owned Subsidiary - 2019

On September 26, 2019, the Company announced that its wholly-owned subsidiary Terra Networks Brasil S.A. ("Terra Networks") had acquired all the shares representing the capital stock of Telefônica Infraestrutura e Segurança Ltda. ("TIS"), owned by Telefônica Ingeniería de Seguridad S.A. and Telefônica Digital Espanã, S.L.U. ("Transaction").

TIS renders services and technology of information security systems, technical support and other services related to the infrastructure, technology and information.

The Transaction will enable Terra Networks, which includes among its activities the development of systems, to expand consulting and operational assistance, maximize commercialization of systems, licenses and applications, enabling the expansion of the portfolio of professional and managed services and the allow for the integration of the TIS and Terra Networks business offerings generating added value for the Company's client portfolio. Synergies will accrue from the companies as these are under the same management, in the activities of information technology, security, IoT and connectivity.

The TIS share price purchase consideration was R$70,844, due in a single installment. This was paid in cash by Terra Networks without need of financing. The purchase price was calculated based on the economic value of the TIS on the discounted cash flow criterion, at August 31, 2019, based on an appraisal report contracted by Terra Networks’ Board of Directors.

The Transaction sale and purchase agreement contains terms and provisions common to such transactions, such as seller's representations and warranties, indemnity and others. The Transaction was also preceded by an accounting, financial, legal and procedural audit of TIS.

Completion of the Transaction is not subject to regulatory or regulatory authorizations, or approvals by Company bodies. It was approved by Terra Networks' Board of Executive Officers pursuant to its by-laws.

The Transaction does not change the Company's ownership structure or cause any dilution to its shareholder value by accelerating their growth and increasing operational efficiency.

Accounting Method

As business combinations between entities under common control have not yet been specifically addressed by International Financial Reporting Standards (IFRS), an entity is required to apply the hierarchy in paragraphs 10-12 of IAS 8 - Accounting Policies, Change of Estimates and Error Correction to choose the accounting policy to be adopted.

An entity may, therefore, choose to account for combinations of entities under common control using the Acquisition Method based on IFRS 3 (R) or the carrying amount of the net assets acquired ("Pooling of Interests" or "Predecessor Value Method"), with the guidance provided by other accounting standard-setting bodies with a Conceptual Framework similar to IFRSs.

This Transaction, which involves companies under common control, was accounted for at the book value of the net assets acquired (“Predecessor Value Method”), as certain requirements for the use of the acquisition method set forth in IFRS 3 (R). Consequently, the difference between the consideration given in exchange for the equity interest obtained and the value of the net assets acquired was recorded in Terra Network’s equity.

Upon completion of the Transaction, as from September 1, 2019, TIS became a direct subsidiary of Terra Networks and indirectly owned by the Company.

Below is the composition of the R$22,709 of book value of identifiable net assets acquired.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2019

(In thousands of Reais, unless otherwise stated)

Current assets	46,841	Current liabilities	35,044
Cash and cash equivalents	5,760	Personnel, social charges and benefits	7,044
Accounts receivable	32,862	Trade accounts payable	16,608
Inventories	4,119	Taxes, charges and contributions payable	2,443
Prepaid expenses	568	Provisions and contingencies	7,812
Judicial deposits and garnishments	214	Other liabilities	1,137
Income and social contribution taxes recoverable	951
Taxes, charges and contributions recoverable	2,024	Non-current liabilities	3,257
Other assets	343	Taxes, charges and contributions	351
		Deferred income	877
Non-current assets	14,169	Other liabilities	2,029
Taxes, charges and contributions recoverable	2
Judicial deposits and garnishments	3,348
Other assets	11
Property and equipment	10,212	Book value of assumed liabilities	38,301
Intangible assets	596
		Book value of identifiable net assets acquired	22,709

		Total consideration	70,844

Book value of assets acquired	61,010	Adjustment to equity in Terra Networks and Company	48,135

Other information

The net book value of trade accounts receivable provided by TIS totals R$32,862, does not differ from the gross amount of R$44,754, net of estimated losses for impairment of R$11,892.

c.2) Corporate Restructuring - 2018

The information on the corporate restructuring, following the merger of the wholly-owned subsidiary Telefônica Data SA ("TData") by the Company, with effect from December 1, 2018, is the consistent with the detailed description in Note 1.c .1) Corporate Restructuring - 2018 in the financial statements for the year ended December 31, 2018.

2)    BASIS OF PREPARATION AND PRESENTATION OF THE QUARTERLY FINANCIAL STATEMENTS

a) Statement of compliance

The individual (Company) and consolidated quarterly financial statements were prepared and are presented in accordance with Technical Pronouncement CPC 21 (R1) - Interim Financial Statements, issued by the Accounting Pronouncements Committee ("CPC") and the international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board ("IASB") and consistent with the deliberations issued by the CVM, applicable to the preparation of the ITRs.

b) Basis of preparation and presentation

The quarterly financial statements were prepared on a historical cost basis (except where different criteria are required) and adjusted to reflect the valuation of assets and liabilities measured at fair value.

All significant information in the quarterly financial statements, and solely such information, is disclosed and corresponds to that used by Company management for administration purposes.

The Statement of Cash Flows was prepared in accordance with IAS 7 - Statement of Cash Flows and reflects the changes in cash that occurred in the years presented using the indirect method.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2019

(In thousands of Reais, unless otherwise stated)

The accounting standards adopted in Brazil require the presentation of the Statement of Value Added ("SVA"), individual and consolidated. IFRS does not require such presentation. As a result, under IFRS standards, the SVA is being presented as supplementary information, without prejudice to the overall quarterly financial statements.

These quarterly financial statements compare the quarters and nine-month periods ended September 30, 2019 and 2018, except for the balance sheets, that compare the positions as at September 30, 2019 and December 31, 2018.

The Board of Directors authorized the issue of these individual and consolidated financial statements at the meeting held on October 25, 2019.

c) Functional and reporting currency

The Company’s quarterly financial statements are presented in thousands of Brazilian Real/Reais (R$), unless otherwise stated.

The Company’s functional and reporting currency is the Brazilian Real. Transactions in foreign currency are translated into Brazilian Reais as follows: (i) assets, liabilities and shareholders' equity (excluding capital stock and capital reserves) are translated at the closing exchange rate on the balance sheet date; (ii) expenses and revenues are translated at the average exchange rate, except for specific transactions that are converted by the transaction date rate; and (iii) the capital stock and capital reserves are converted at the transaction date rate.

Gains and losses from the conversion of investments abroad are recognized in the statement of comprehensive income. Gains and losses from the translation of monetary assets and liabilities between the exchange rate prevailing at the date of the transaction and the year-end closing (except for the conversion of investments abroad) are recognized in the statement of income.

d) Basis of consolidation

At September 30, 2019 and December 31, 2018, the Company holds direct equity interests in subsidiaries and joint ventures. Selected information on the Company's investees is as follows:

Investees	Type of investment	Equity interests	Country (Headquarters)	Core activity
Terra Networks Brasil S.A. ("Terra Networks")	Subsidiary	100.00%	Brazil	Telecommunications
Telefônica Transportes e Logística Ltda ("TGLog")	Subsidiary	99.99%	Brazil	Transports and logistics
POP Internet Ltda ("POP")	Subsidiary	99.99%	Brazil	Internet
Aliança Atlântica Holding B.V. ("Aliança")	Joint venture	50.00%	Brazil	Telecommunications sector holdings
Companhia AIX de Participações ("AIX")	Joint venture	50.00%	Holland	Operation of underground telecommunications networks
Companhia ACT de Participações ("ACT")	Joint venture	50.00%	Brazil	Technical assistance in telecommunication networks

The information on the subsidiaries and joint ventures is consistent with the detailed description in Note 1.d) Basis of consolidation in the financial statements for the year ended December 31, 2018.

e) Segment reporting

Business segments are defined as components of a company for which separate financial information is available and are regularly assessed by the operational decision-making professional in considering how to allocate funds to an individual segment and in the assessment of segment performance.  Considering that: (i) all officers’ and managers' decisions are based on consolidated reports; (ii) the Company and its subsidiaries’ mission is to provide their customers with quality telecommunications services; and (iii) all decisions related to strategic planning, finance, purchases, short- and long-term investments are made on a consolidated basis, the Company and its subsidiaries operate in a single operating segment, namely the provision of telecommunications services.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2019

(In thousands of Reais, unless otherwise stated)

f)  Significant accounting practices

The information in the notes to the financial statements that did not significantly changes, or present irrelevant disclosures as compared to December 31, 2018 has not been repeated in its entirety in these quarterly financial statements.

The accounting policies adopted in the preparation of the quarterly financial statements in the nine-month period ended September 30, 2019 are consistent with those used in the preparation of the consolidated annual financial statements for the year ended December 31, 2018, except for the changes required by the new pronouncements, interpretations and amendments approved for the IASB which came into effect as of January 1, 2019, as follows:

Standards and amendments
Improvements to IFRS Standards	2015-2017 Cycle

IFRS 16	Leases

IFRIC23	Uncertainty over Income Tax Treatments

Amendments to IFRS 9	Prepayment Features with Negative Compensation

Amendments to IAS 28	Long-term Interest in associates and Joint Ventures

Amendments to IFRS 10 and IAS 28	Sale or Contribuition of Assets between na Investidor and its Associate or Joint Venture

Other than reported below, the adoption of these standards, amendments and interpretations did not have a significant impact on the consolidated quarterly financial statements in the initial period of adoption. IFRS 16 - Leases has had a significant impact on the consolidated quarterly financial statements upon adoption and prospectively.

The Company does not anticipate the early adoption of any pronouncement, interpretation or amendment that has been issued, before application is mandatory.

IFRS 16 Leases

IFRS 16 requires lessees to recognize assets and liabilities arising from all leases (except for short-term leases and leases of low-value assets) in the statement of financial position.

The Company is a lessee under a significant number of leases for various assets, such as towers and the respective land where they are located, circuits, offices, stores and commercial real estate.

The Company concluded its assessment of the impact of this new standard for such contracts. This analysis included an estimate of the lease term, based on the non-cancellable period and the periods covered by options to extend the lease when exercise is at the sole discretion of the Company and where such exercise is reasonably certain. This depends, to a large extent, on the specific facts and circumstances applicable to the main class of assets in the telecom industry (technology, regulation, competition, business model, among others).  The Company adopted assumptions to calculate the discount rate, which was based on the incremental borrowing rate of interest over the estimated term. The Company has not separately recognized non-lease components from lease components for those classes of assets in which non-lease components are not material with respect to the total value of the lease.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2019

(In thousands of Reais, unless otherwise stated)

The standard allows for two transition methods: retrospectively for all periods presented, or a modified retrospective approach, where the cumulative effect of adoption is recognized at the date of initial application. The Company has adopted the modified retrospective approach as a practical expedient that allows it to avoid having to re-evaluate whether a contract is or contains a lease on the date of the initial adoption of IFRS 16. It will directly apply the new requirements to all contracts that, under the current standard, have been identified as leasing contracts. Certain assumptions are permitted to be adopted on the first application in connection with the right to use, asset measurement, discount rates, impairment, leases that terminate within 12 months from the date of first adoption, direct start-up costs, and contract term of leasing.

Accordingly, the Company opted to adopt the following practical transition expedients to the new criteria: (i) use of a common discount rate for groups of contracts with similar characteristics in terms of term, contract object, currency and economic environment; (ii) non-requirement to adopt the new criteria for contracts that expire in 12 months from the date of the initial adoption; and (iii) exclusion of initial direct costs from the initial valuation of the rights-of-use assets on the date of the initial adoption.

Because of the number of contracts affected, as well as the high monetary value of future lease commitments, the adoption of IFRS 16 by the Company has had a significant impact on its financial information as of the date of its adoption (January 1, 2019), including recognition of the balance of the rights-of-use assets (Note 12) and their corresponding lease obligations (Note 19) for most of the contracts.

The following are the effects of the initial adoption of IFRS 16 on January 1, 2019:

Consolidated
Nominal value payable	9,999,696
Unrealized financial expenses	(1,381,624)
Present value payable	8,618,072

Current	1,711,092
Non-current	6,906,980

Initial adoption effects:
Property, plant and equipment (Note 12)	8,618,072
Loans, financing, debentures and leases (Note 19)	8,618,072

In addition, the amortization of rights-of-use assets and the recognition of interest costs over the lease obligation in the statement of income replaced the amounts recognized as lease expenses in accordance with the lease standards. The classification of lease payments in the statement of cash flows is also affected by the requirements of the new lease standard.

To facilitate the understanding and comparability of information, Note 32 presents a proforma analysis of the consolidated statement of income in the nine-month period ended September 30, 2019, excluding the effects of adopting IFRS 16.

g) Significant accounting judgments estimates and assumptions

The preparation of the quarterly financial statements requires the use of certain critical accounting estimates and the exercise of judgment by the Company's management in applying its accounting policies. These estimates are based on experience, knowledge, information available at the end of the year, and other factors, including expectations of future events that are believed to be reasonable in the circumstances. Final transactions involving these estimates may result in values that are different from those recorded in the quarterly financial statements due to the criteria inherent in the estimation process. The Company reviews its estimates at least annually.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2019

(In thousands of Reais, unless otherwise stated)

The significant and relevant estimates and judgments applied by the Company in the preparation of these quarterly financial statements are presented in the following notes: trade accounts receivable (Note 4); income and social contribution taxes (Note 7); property, plant and equipment (Note 12); intangible assets (Note 13); provision and contingencies (Note 19); net operating income (Note 24); pension plans and other post-employment benefits (Note 30); and financial instruments and risk and capital management (Note 31), disclosed in the financial statements for the year ended December 31, 2018.

3)  CASH AND CASH EQUIVALENTS

	Company		Consolidated
	09/30/19	12/31/18	09/30/19	12/31/18
Cash and banks	151,433	204,911	151,799	205,598
Short-term investments	4,226,161	3,070,389	4,396,457	3,175,730
Total	4,377,594	3,275,300	4,548,256	3,381,328

Highly liquid short-term investments basically comprise Bank Deposit Certificates (“CDB”) and Repurchase Agreements with first tier rated financial institutions, indexed to the Interbank Deposit Certificate (“CDI”) rate, with original maturities of up to three months, and with immaterial risk of change in value. Income from these investments are recorded as financial income.

4) TRADE ACCOUNTS RECEIVABLE

	Company		Consolidated
	09/30/19	12/31/18	09/30/19	12/31/18
Billed amounts	7,213,208	6,705,942	7,214,870	6,789,257
Unbilled amounts	2,766,077	2,395,503	2,834,118	2,454,810
Interconnection amounts	818,652	835,887	818,652	835,887
Amounts from related parties (Note 27)	112,668	219,637	121,625	148,814
Gross accounts receivable	10,910,605	10,156,969	10,989,265	10,228,768
Estimated impairment losses	(1,575,683)	(1,483,726)	(1,608,267)	(1,498,134)
Total	9,334,922	8,673,243	9,380,998	8,730,634

Current	8,884,704	8,246,991	8,930,780	8,304,382
Non-current	450,218	426,252	450,218	426,252

Consolidated balances of non-current trade accounts receivable include:

	Consolidated
	09/30/19	12/31/18
Portion resale of goods to legal entities, receivable within 24 months	189,114	180,065
Portion of accounts receivable from the OI group - Bankruptcy process of companies	89,647	119,365
Soluciona IT product (1)	318,419	293,531
Nominal amount receivable	597,180	592,961
Deferred financial income	(54,321)	(84,060)
Present value of accounts receivable	542,859	508,901
Estimated impairment losses	(92,641)	(82,649)
Net amount receivable	450,218	426,252

(1)  The maturity schedule of the nominal amounts and the present value of the Soluciona IT product is up to five years.

There are no unsecured residual values resulting in benefits to the lessor nor contingent payments recognized as revenue for the period.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2019

(In thousands of Reais, unless otherwise stated)

The following are amounts receivable, net of estimated losses for impairment of accounts receivable, by maturity:

	Company		Consolidated
	09/30/19	12/31/18	09/30/19	12/31/18
Falling due	7,114,100	6,435,875	7,167,610	6,485,154
Overdue – 1 to 30 days	1,027,167	1,087,363	1,028,639	1,096,639
Overdue – 31 to 60 days	299,505	304,864	300,489	305,019
Overdue – 61 to 90 days	181,063	201,197	181,179	200,401
Overdue – 91 to 120 days	211,973	223,730	216,376	220,221
Overdue – over 120 days	501,114	420,214	486,705	423,200
Total	9,334,922	8,673,243	9,380,998	8,730,634

At September 30, 2019 and December 31, 2018, no customer represented more than 10% of trade accounts receivable, net.

Changes in the estimated impairment losses for accounts receivable are as follows:

	Company	Consolidated
Balance at 12/31/17	(1,209,369)	(1,433,471)
Initial adoption IFRS 9 on 01.01.18	(332,127)	(364,456)
Supplement to estimated losses, net of reversal (Note 24)	(1,011,896)	(1,168,936)
Write-off due to use	1,301,240	1,410,807
Balance at 09/30/18	(1,252,152)	(1,556,056)
Supplement to estimated losses, net of reversal	(303,640)	(364,724)
Incorporation (Note 1 c.2)	(293,566)	-
Write-off due to use	365,632	422,646
Balance at 12/31/18	(1,483,726)	(1,498,134)
Supplement to estimated losses, net of reversal (Note 24)	(1,243,560)	(1,265,603)
Write-off due to use	1,151,603	1,167,362
Business combinations (Note 1 c.1)	-	(11,892)
Balance at 09/30/19	(1,575,683)	(1,608,267)

The following table shows the changes in contractual assets arising from the initial adoption of IFRS 15 in the nine-month period ended September 30, 2019:

	Contract assets, gross	Provision for losses	Contract assets, net
Balances as of 12.31.18	195,733	(33,708)	162,025
Additions	370,081	-	370,081
Write-offs, net	(344,737)	(4,185)	(348,922)
Balances as of 09.30.19	221,077	(37,893)	183,184

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2019

(In thousands of Reais, unless otherwise stated)

5)  INVENTORIES

	Company		Consolidated
	09/30/19	12/31/18	09/30/19	12/31/18
Materials for resale (1)	634,276	413,843	638,307	413,843
Materials for consumption	55,610	60,566	56,686	61,819
Other inventories	4,513	30,013	4,751	30,013
Gross inventories	694,399	504,422	699,744	505,675
Estimated losses from impairment or obsolescence (2)	(29,602)	(43,622)	(29,665)	(43,622)
Total	664,797	460,800	670,079	462,053

(1)  Includes, among others, mobile phones, simcards (chip) and IT equipment (Soluciona IT product).

(2)  Additions and reversals of estimated impairment losses and inventory obsolescence are included in cost of goods sold (Note 24).

6)   PREPAID EXPENSES

	Company		Consolidated
	09/30/19	12/31/18	09/30/19	12/31/18
Fistel Fee (1)	269,514	-	269,514	-
Advertising and publicity	91,141	252,900	91,141	252,900
Insurance	32,776	24,790	32,898	24,867
Rental	44,157	32,792	44,172	32,792
Software and networks maintenance	57,798	17,472	57,934	17,485
Incremental costs - IFRS 15	314,870	255,391	314,870	255,391
Financial charges	31,181	43,853	31,181	43,853
Personnel	28,044	33,679	28,444	33,970
Taxes and other	40,903	54,593	41,919	54,717
Total	910,384	715,470	912,073	715,975

Current	767,591	581,261	769,267	581,743
Non-current	142,793	134,209	142,806	134,232

(1)    Refers to the remaining portion of the Inspection and Operation Fee amounts paid in March and April of 2019, which will be amortized through to end of 2019.

7)   INCOME AND SOCIAL CONTRIBUTION TAXES

a) Income and Social Contribution taxes recoverable

	Company		Consolidated
	09/30/19	12/31/18	09/30/19	12/31/18
Income taxes	375,384	245,403	376,692	245,883
Social contribution taxes	30,247	28,624	30,598	28,706
Total	405,631	274,027	407,290	274,589

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2019

(In thousands of Reais, unless otherwise stated)

b) Income and Social Contribution taxes payable

	Consolidated
	09/30/19	12/31/18
Income taxes	7,961	8,756
Social contribution taxes	2,957	3,253
Total	10,918	12,009

c) Deferred taxes

Significant components of deferred income and social contribution taxes are as follows:

Company
	Balances at 12/31/17	Income statement	Comprehensive income	Effects of the initial adoption of IFRS 9 and IFRS 15	Balances at 09/30/18	Income statement	Comprehensive income	Incorporation (Note 1 c.2)	Balances at 12/31/18	Income statement	Comprehensive income	Balances at 09/30/19
Deferred tax assets (liabilities)
Income and social contribution taxes on tax losses (1)	588,750	436,544	-	-	1,025,294	248,190	-	-	1,273,484	340,814	-	1,614,298
Income and social contribution taxes on temporary differences (2)	(1,298,075)	(1,937,372)	809	59,958	(3,174,680)	(255,461)	31,045	142,660	(3,256,436)	(1,084,465)	161	(4,340,740)
Provisions for legal, labor, tax civil and regulatory contingencies	2,255,087	(327,562)	-	-	1,927,525	(8,531)	-	7,688	1,926,682	(100,982)	-	1,825,700
Trade accounts payable and other provisions	588,294	(92,674)	-	-	495,620	(16,422)	-	62,695	541,893	6,224	-	548,117
Customer portfolio and trademarks	254,418	(52,360)	-	-	202,058	(17,455)	-	-	184,603	(52,361)	-	132,242
Estimated losses on impairment of accounts receivable	411,187	(98,378)	-	112,923	425,732	(25,629)	-	37,576	437,679	27,023	-	464,702
Estimated losses from modems and other P&E items	199,434	(5,537)	-	-	193,897	(17,795)	-	28	176,130	7,078	-	183,208
Pension plans and other post-employment benefits	174,381	14,440	-	-	188,821	3,292	30,810	3,157	226,080	14,769	-	240,849
Profit sharing	100,643	(29,449)	-	-	71,194	48,817	-	8,744	128,755	(50,247)	-	78,508
Licenses	(1,636,886)	(162,246)	-	-	(1,799,132)	(54,082)	-	-	(1,853,214)	(162,247)	-	(2,015,461)
Goodwill (Spanish and Navytree, Vivo Part. and GVT Part.)	(3,598,172)	(717,261)	-	-	(4,315,433)	(285,507)	-	-	(4,600,940)	(752,076)	-	(5,353,016)
Property, plant and equipment of small value	-	(461,765)	-	-	(461,765)	66,159	-	-	(395,606)	33,277	-	(362,329)
Technological Innovation Law	(97,533)	40,558	-	-	(56,975)	6,848	-	-	(50,127)	19,359	-	(30,768)
On other temporary differences (3)	51,072	(45,138)	809	(52,965)	(46,222)	44,844	235	22,772	21,629	(74,282)	161	(52,492)
Total deferred tax assets (liabilities), non-current	(709,325)	(1,500,828)	809	59,958	(2,149,386)	(7,271)	31,045	142,660	(1,982,952)	(743,651)	161	(2,726,442)

Deferred tax assets	4,916,768				4,924,634				5,339,788			5,522,833
Deferred tax liabilities	(5,626,093)				(7,074,020)				(7,322,740)			(8,249,275)
Deferred tax assets (liabilities), net	(709,325)				(2,149,386)				(1,982,952)			(2,726,442)

Represented in the balance sheet as follows:
Deferred tax assets	-				-				-			-
Deferred tax liabilities	(709,325)				(2,149,386)				(1,982,952)			(2,726,442)

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2019

(In thousands of Reais, unless otherwise stated)

Consolidated
	Balances at 12/31/17	Income statement	Comprehensive income	Effects of the initial adoption of IFRS 9 and IFRS 15	Balances at 09/30/18	Income statement	Comprehensive income	Balances at 12/31/18	Income statement	Comprehensive income	Balances at 09/30/19
Deferred tax assets (liabilities)
Income and social contribution taxes on tax losses (1)	793,933	404,177	-	-	1,198,110	230,366	-	1,428,476	304,176	-	1,732,652
Income and social contribution taxes on temporary differences (2)	(1,131,850)	(1,898,827)	809	70,012	(2,959,856)	(252,463)	30,988	(3,181,331)	(1,091,209)	161	(4,272,379)
Provisions for legal, labor, tax civil and regulatory contingencies	2,298,735	(322,609)	-	-	1,976,126	(10,426)	-	1,965,700	(99,178)	-	1,866,522
Trade accounts payable and other provisions	651,417	(70,123)	-	-	581,294	(9,560)	-	571,734	(7,258)	-	564,476
Customer portfolio and trademarks	254,418	(52,361)	-	-	202,057	(17,454)	-	184,603	(52,361)	-	132,242
Estimated losses on impairment of accounts receivable	434,960	(87,592)	-	122,977	470,345	(28,069)	-	442,276	29,217	-	471,493
Estimated losses from modems and other P&E items	200,941	(7,014)	-	-	193,927	(17,797)	-	176,130	7,078	-	183,208
Pension plans and other post-employment benefits	174,534	17,529	-	-	192,063	3,405	30,753	226,221	14,806	-	241,027
Profit sharing	110,046	(30,858)	-	-	79,188	50,501	-	129,689	(50,522)	-	79,167
Licenses	(1,636,886)	(162,246)	-	-	(1,799,132)	(54,082)	-	(1,853,214)	(162,247)	-	(2,015,461)
Goodwill (Spanish and Navytree, Vivo Part. and GVT Part.)	(3,598,172)	(717,261)	-	-	(4,315,433)	(285,507)	-	(4,600,940)	(752,076)	-	(5,353,016)
Property, plant and equipment of small value	-	(461,765)	-	-	(461,765)	66,159	-	(395,606)	33,277	-	(362,329)
Technological Innovation Law	(97,533)	40,558	-	-	(56,975)	6,848	-	(50,127)	19,359	-	(30,768)
On other temporary differences (3)	75,690	(45,085)	809	(52,965)	(21,551)	43,519	235	22,203	(71,304)	161	(48,940)
Total deferred tax assets (liabilities), non-current	(337,917)	(1,494,650)	809	70,012	(1,761,746)	(22,097)	30,988	(1,752,855)	(787,033)	161	(2,539,727)

Deferred tax assets	5,288,176				5,312,274			5,569,885			5,709,548
Deferred tax liabilities	(5,626,093)				(7,074,020)			(7,322,740)			(8,249,275)
Deferred tax assets (liabilities), net	(337,917)				(1,761,746)			(1,752,855)			(2,539,727)

Represented in the balance sheet as follows:
Deferred tax assets	371,408				387,640			230,097			186,715
Deferred tax liabilities	(709,325)				(2,149,386)			(1,982,952)			(2,726,442)

(1)  Under Brazilian tax legislation these may be offset up to 30% of the annual taxable income but otherwise have no expiry date.

(2)  Amounts that will be realized upon payment of provision, occurrence of impairment losses for trade accounts receivable, or realization of inventories, as well as upon reversal of other provision.

(3)  Deferred taxes from other temporary differences, such as deferred income, renewal of licenses, and subsidy on the sale of mobile phones, among others.

At September 30, 2019 and December 31, 2018, deferred tax credits (income and social contribution tax losses) were not recognized in the subsidiaries' (Innoweb, TGLog and TIS) accounting records, in the amount of R$51,895 (R$12,649 at December 31, 2018), as it is not probable that future taxable profits will be sufficient for offset for these subsidiaries to benefit from such tax credits.

d) Reconciliation of income tax and social contribution expense

The Company and its subsidiaries recognize income and social contribution taxes on a monthly basis, on an accrual basis, and pay taxes based on estimates, as per the tax auxiliary trial balance. Taxes calculated on profits up to the balance sheet date are recorded in liabilities or assets, as applicable.

Reconciliation of the reported tax expense and the amounts is calculated by applying the statutory tax rate of 34% (income tax of 25% and social contribution tax of 9%) in the table below for the nine-month periods ended September 30, 2019 and 2018.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2019

(In thousands of Reais, unless otherwise stated)

	Company
	Three-month periods ended		Nine-month periods ended
	09.30.19	09.30.18	09.30.19	09.30.18
Income before taxes	1,487,823	3,263,789	4,471,592	8,942,617
Income and social contribution tax expenses, at the tax rate of 34%	(505,860)	(1,109,688)	(1,520,341)	(3,040,490)
Permanent differences
Equity pickup, net of effects from interest on equity received (Note 11)	27,363	80,784	84,905	470,703
Unclaimed interest on equity	(7,882)	-	(7,882)	(14,426)
Non-deductible expenses, gifts, incentives	(18,209)	(10,565)	(46,527)	(31,972)
Tax benefit related to interest on equity allocated	-	952,000	760,920	1,088,000
Other (additions) exclusions	(18,122)	944	(15,907)	27,148
Total	(522,710)	(86,525)	(744,832)	(1,501,037)

Effective rate	35.1%	2.7%	16.7%	16.8%
Current income and social contribution taxes	4	32,978	(1,181)	(209)
Deferred income and social contribution taxes	(522,714)	(119,503)	(743,651)	(1,500,828)

	Consolidated
	Three-month periods ended		Nine-month periods ended
	09.30.19	09.30.18	09.30.19	09.30.18
Income before taxes	1,529,653	3,394,095	4,598,893	9,679,819
Income and social contribution tax expenses, at the tax rate of 34%	(520,082)	(1,153,992)	(1,563,624)	(3,291,138)
Permanent differences
Equity pickup, net of effects from interest on equity received (Note 11)	(263)	(1,884)	(243)	(1,671)
Unclaimed interest on equity	(7,882)	-	(7,882)	(14,426)
Non-deductible expenses, gifts, incentives	(18,257)	(12,904)	(46,621)	(50,958)
Tax benefit related to interest on equity allocated	-	952,000	760,920	1,088,000
Other (additions) exclusions	(18,056)	(51)	(14,683)	31,954
Total	(564,540)	(216,831)	(872,133)	(2,238,239)

Effective rate	36.9%	6.4%	19.0%	23.1%
Current income and social contribution taxes	(31,335)	(80,176)	(85,100)	(743,589)
Deferred income and social contribution taxes	(533,205)	(136,655)	(787,033)	(1,494,650)

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2019

(In thousands of Reais, unless otherwise stated)

8) TAXES, CHARGES AND CONTRIBUTIONS RECOVERABLE

	Company		Consolidated
	09/30/19	12/31/18	09/30/19	12/31/18
State VAT (ICMS) (1)	2,741,512	2,548,998	2,741,613	2,549,006
Withholding taxes and contributions (2)	112,472	128,808	114,826	129,741
PIS and COFINS (3)	2,769,756	4,999,706	2,771,005	5,000,677
Fistel, INSS, ISS and other taxes	34,721	216,709	35,350	217,056
Total	5,658,461	7,894,221	5,662,794	7,896,480

Current	4,809,581	4,671,959	4,813,911	4,674,218
Non-current	848,880	3,222,262	848,883	3,222,262

(1)  Includes ICMS credits from the acquisition of property and equipment, available to offset in 48 months; requests for refund of ICMS paid on invoices that were subsequently cancelled; for the rendering of services; tax substitution; and tax rate difference; among others. Non-current consolidated amounts include credits arising from the acquisition of property and equipment of R$544,559 and R$509,920 on September 30, 2019 and December 31, 2018, respectively.

(2)  Withholding income tax (“IRRF”) credits on short-term investments, interest on equity and others, which are used as deduction in operations for the period and social contribution tax withheld at source on services provided to public agencies.

(3)  The balances of September 30, 2019 and December 31, 2018 include the tax credits of PIS and COFINS plus interest accruals based on the SELIC, in the amounts of R$2,562,583 and R$4,915,139, respectively, arising from the final judicial processes on May 17, 2018 and August 28, 2018, in favor of the Company and its subsidiary, which recognized the right to deduct ICMS from the basis of the calculation of PIS and COFINS contributions for the periods from September 2003 to June 2017 and July 2004 to July 2013, respectively. As at September 30, 2019 the remaining current balance was R$2,562,583. As at December 31, 2018, current and non-current balances were R$2,520,990 and R$2,394,149, respectively.

The Internal Revenue Service filed a review, pursuant to Law 13,670/18, with the purpose of approving the PIS and COFINS credits resulting from the dispute that dealt with the exclusion of ICMS from the bases of these contributions. The Company has made every effort, including judicial measures, to meet in a timely manner the requests of this audit procedure and thus continue offsetting its tax credits.

The Company has three other lawsuits of the same nature in progress (including lawsuits of companies that have already been merged - GVT and Telemig), treated as contingent assets, which cover several periods between December 2001 and June 2017, whose ranges of values we estimate between R$1,700 million to R$2,200 million.

9)   JUDICIAL DEPOSITS AND GARNISHMENTS

When granted suspension of tax liability, judicial deposits are required to be made by law to secure the continuance of the claims under discussion.

Judicial deposits are recorded at historical cost-plus legal indexation/interest accruals.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2019

(In thousands of Reais, unless otherwise stated)

	Company		Consolidated
	09/30/19	12/31/18	09/30/19	12/31/18
Judicial deposits
Tax	1,842,569	1,790,940	1,986,889	1,929,594
Labor	336,077	512,635	344,999	522,201
Civil	1,065,823	1,163,530	1,068,717	1,164,835
Regulatory	258,722	208,447	258,722	208,447
Total	3,503,191	3,675,552	3,659,327	3,825,077
Garnishments	53,753	84,134	55,089	84,937
Total	3,556,944	3,759,686	3,714,416	3,910,014

Current	298,665	312,820	299,662	313,007
Non-current	3,258,279	3,446,866	3,414,754	3,597,007

The table below presents the classified balances as at September 30, 2019 and December 31, 2018 of the tax judicial deposits (classified by tax).

	Consolidated
	09/30/19	12/31/18
Telecommunications Inspection Fund (FISTEL)	45,855	44,771
Corporate Income Tax (IRPJ) and Social Contribution Tax (CSLL)	570,738	551,937
Universal Telecommunication Services Fund (FUST)	514,993	503,246
Social Contribution Tax for Intervention in the Economic Order (CIDE)	284,576	278,685
State Value-Added Tax (ICMS)	260,440	239,220
Social Security, work accident insurance (SAT) and funds to third parties (INSS)	139,411	141,759
Withholding Income Tax (IRRF)	56,759	55,425
Contribution tax on gross revenue for Social Integration Program (PIS) and for Social Security Financing (COFINS)	34,770	39,672
Other taxes, charges and contributions	79,347	74,879
Total	1,986,889	1,929,594

10)  OTHER ASSETS

	Company		Consolidated
	09/30/19	12/31/18	09/30/19	12/31/18
Advances to employees and suppliers	109,683	81,046	112,842	83,094
Related-party receivables (Note 27)	52,490	110,923	58,390	120,776
Receivables from suppliers	147,492	114,175	147,492	114,175
Surplus from post-employment benefit plans (Note 29)	11,002	10,920	11,083	10,997
Other amounts receivable (1)	30,201	26,791	26,014	20,670
Total	350,868	343,855	355,821	349,712

Current	264,695	297,366	269,602	302,607
Non-current	86,173	46,489	86,219	47,105

(1)  As of September 30, 2019, includes a receivable of $10,288 from a subletting agreement in the Curitiba Data Center, for a period of 22 years. There are no unsecured residual amounts that result in lessor benefits and no contingent payments recognized as income during the period.

Selected information on subletting agreements at September 30, 2019;

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2019

(In thousands of Reais, unless otherwise stated)

Company / Consolidated
Nominal value receivable	17,160
Deferred financial income	(6,872)
Present value of accounts receivable	10,288

Current	755
Non-current	9,533

Schedule of amounts receivable from the subletting agreement, segregated into nominal values and present value:

	Company / Consolidated
Year	Nominal value receivable	Present value receivable
1 to 12 months	780	755
13 to 24 months	780	721
25 to 36 months	780	685
37 to 48 months	780	651
49 to 60 months	780	619
From 61 months	13,260	6,857
Total	17,160	10,288

11) INVESTMENTS

a)   Information on investees

The information on subsidiaries and jointly controlled entities is consistent with Note 11) Investments in the financial statements for the year ended December 31, 2018.

Selected financial data of the investees in which the Company holds an interest and corporate changes are described in Note 1 d.

	09/30/19				12/31/18
	Subsidiaries			Joint ventures	Subsidiaries			Joint ventures
	Terra Networks Consolidated	TGLog	POP Consolidated	Aliança / AIX / ACT	Terra Networks	TGLog	POP Consolidated	Aliança / AIX / ACT

Equity interest	100.00%	99.99%	100.00%	50.00%	100.00%	99.99%	100.00%	50.00%

Summary of balance sheets:
Current assets	365,917	38,608	69,142	220,899	327,150	42,809	53,875	213,481
Non-current assets	300,668	6,410	55,305	10,869	330,735	5,045	52,255	12,327
Total assets	666,585	45,018	124,447	231,768	657,885	47,854	106,130	225,808

Current liabilities	182,823	24,546	16,845	9,469	220,428	26,915	50,302	7,103
Non-current liabilities	124,829	11,054	45,010	16,713	120,546	11,227	-	16,101
Equity	358,933	9,418	62,592	205,586	316,911	9,712	55,828	202,604
Total liabilities and equity	666,585	45,018	124,447	231,768	657,885	47,854	106,130	225,808

Investment Book value	358,933	9,418	62,592	102,793	316,911	9,712	55,828	101,302

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2019

(In thousands of Reais, unless otherwise stated)

	Nine-month periods ended
	09/30/19				09/30/18
	Subsidiaries			Joint ventures	Subsidiaries		Joint ventures
Summary Statements of Income:	Terra Networks Consolidated	TGLog	POP Consolidated	Aliança / AIX / ACT	TData Consolidated	POP Consolidated	Aliança / AIX / ACT
Net operating income	584,877	44,728	20,481	33,604	4,846,284	23,243	34,237
Operating costs and expenses	(221,823)	(44,450)	(12,339)	(35,704)	(2,821,107)	(5,951)	(44,625)
Financial income (expenses), net	4,613	(572)	2,222	672	83,377	690	846
Income and social contribution taxes	(123,701)	-	(3,600)	-	(730,787)	(6,416)	(286)
Net income (loss) for the period	243,966	(294)	6,764	(1,428)	1,377,767	11,566	(9,828)

Equity pickup, according to interest held	243,966	(294)	6,764	(714)	1,377,767	11,566	(4,914)

b)   Changes in investments

	Subsidiaries				Joint ventures
	Terra Networks Consolidated	TGLog	POP Consolidated	TData Consolidated	Aliança / AIX / ACT	Goodwill (1)	Other investments (2)	Total investments - Company	Eliminations	Total investments - Consolidated
Balances at 12/31/17	-	-	38,966	1,599,350	97,222	212,058	1,680	1,949,276	(1,850,374)	98,902
Equity pick-up	-	-	11,566	1,377,767	(4,914)	-	-	1,384,419	(1,389,333)	(4,914)
Dividends	-	-	-	(1,263,503)	-	-	-	(1,263,503)	1,263,503	-
Initial adoption IFRS 9	-	-	(96)	(22,156)	-	-	-	(22,252)	22,252	-
Provision for losses on investments	-	-	-	-	-	-	(700)	(700)	-	(700)
Other comprehensive income	-	-	-	(23)	14,136	-	(408)	13,705	23	13,728
Balances at 09/30/18	-	-	50,436	1,691,435	106,444	212,058	572	2,060,945	(1,953,929)	107,016
Equity pick-up	(1,195)	219	5,392	188,929	(933)	-	-	192,412	(193,345)	(933)
Dividends and interest on equity	(51,785)	-	-	-	-	-	-	(51,785)	51,785	-
Incorporation (Note 1 c..2)	369,778	12,537	-	(1,880,374)	-	(212,058)	-	(1,710,117)	1,498,059	-
Equity transactions	-	-	-	10	-	-	-	10	(10)	-
Other comprehensive income	113	(3,044)	-	-	(4,209)	-	(217)	(7,357)	2,931	(4,426)
Balances at 12/31/18	316,911	9,712	55,828	-	101,302	-	355	484,108	(594,509)	101,657
Equity pick-up	243,966	(294)	6,764	-	(714)	-	-	249,722	(250,436)	(714)
Dividends	(153,875)	-	-	-	-	-	-	(153,875)	153,875	-
Equity transactions (Note 1 .c.1)	(48,135)	-	-	-	-	-	-	(48,135)	48,135	-
Other	66	-	-	-	-	-	-	66	(66)	-
Other comprehensive income	-	-	-	-	2,205	-	36	2,241	-	2,241
Balances at 09/30/19	358,933	9,418	62,592	-	102,793	-	391	534,127	(643,001)	103,184

(1)  Goodwill from partial spin-off of “Spanish and Figueira”, which was absorbed by the Company upon a downstream merger with Telefônica Data Brasil Holding S.A. (TDBH) in 2006. Following the merger of TData (Note 1.c), this amount was reclassified to the Intangibles.

(2)  Other investments (tax incentives and interest held in companies) are measured at fair value.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2019

(In thousands of Reais, unless otherwise stated)

12)  PROPERTY, PLANT AND EQUIPMENT

a) Breakdown, changes and depreciation rates

	Company
	Switching and transmission equipment	Terminal equipment / modems	Infrastructure	Land	Other P&E	Estimated losses (1)	Assets and facilities under construction	Total

Balances and changes:
Balance at 12/31/17	22,808,973	2,719,681	3,877,682	314,353	765,682	(227,862)	2,854,023	33,112,532
Additions	10,092	110,362	58,795	550	100,931	(8,565)	4,863,234	5,135,399
Write-offs, net	(16,941)	(236)	(7,385)	-	(1,639)	18,352	(21,582)	(29,431)
Net transfers	3,866,505	402,320	293,151	-	92,639	-	(4,703,145)	(48,530)
Depreciation (Note 24)	(2,426,082)	(1,047,136)	(430,341)	-	(229,131)	-	-	(4,132,690)
Balance at 09/30/18	24,242,547	2,184,991	3,791,902	314,903	728,482	(218,075)	2,992,530	34,037,280
Additions	578	17,968	42,157	-	65,501	(410)	1,682,518	1,808,312
Write-offs, net	(28,782)	(1,485)	(571)	(71)	(879)	61,676	(39,848)	(9,960)
Net transfers	1,514,239	696,060	155,478	-	32,934	-	(2,536,416)	(137,705)
Incorporation (Note 1 c.2)	71	5,134	3,490	-	73,130	(83)	13,305	95,047
Depreciation	(1,060,444)	(331,649)	(225,472)	-	(66,270)	-	-	(1,683,835)
Balance at 12/31/18	24,668,209	2,571,019	3,766,984	314,832	832,898	(156,892)	2,112,089	34,109,139
Initial adoption IFRS 16	91,836	-	8,525,095	-	-	-	-	8,616,931
Additions	71,276	112,472	1,454,523	-	156,265	(12,227)	4,742,967	6,525,276
Write-offs, net (2)	(7,954)	(198)	(21,747)	(2,650)	(1,032)	2,820	(11,750)	(42,511)
Net transfers	3,168,698	846,995	385,445	-	85,777	-	(4,552,336)	(65,421)
Transfers of goods destined for sale (3)	(306)	-	(172,480)	(30,585)	(67,143)	-	-	(270,514)
Subletting (4)	-	-	(10,310)	-	-	-	-	(10,310)
Depreciation (Note 24)	(2,702,523)	(1,056,077)	(1,841,555)	-	(218,402)	-	-	(5,818,557)
Balance at 09/30/19	25,289,236	2,474,211	12,085,955	281,597	788,363	(166,299)	2,290,970	43,044,033

At 12/31/18
Cost	79,002,076	18,032,770	16,131,867	314,832	4,874,741	(156,892)	2,112,089	120,311,483
Accumulated depreciation	(54,333,867)	(15,461,751)	(12,364,883)	-	(4,041,843)	-	-	(86,202,344)
Total	24,668,209	2,571,019	3,766,984	314,832	832,898	(156,892)	2,112,089	34,109,139

At 09/30/19
Cost	81,985,614	18,886,599	26,229,444	281,597	4,962,101	(166,299)	2,290,970	134,470,026
Accumulated depreciation	(56,696,378)	(16,412,388)	(14,143,489)	-	(4,173,738)	-	-	(91,425,993)
Total	25,289,236	2,474,211	12,085,955	281,597	788,363	(166,299)	2,290,970	43,044,033

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2019

(In thousands of Reais, unless otherwise stated)

	Consolidated
	Switching and transmission equipment	Terminal equipment / modems	Infrastructure	Land	Other P&E	Estimated losses (1)	Assets and facilities under construction	Total

Balances and changes:
Balance at 12/31/17	22,809,109	2,724,332	3,885,297	314,353	830,452	(228,052)	2,886,825	33,222,316
Additions	10,092	110,852	58,795	550	126,015	(8,565)	4,849,348	5,147,087
Write-offs, net	(16,939)	(236)	(7,513)	-	(1,938)	18,455	(21,582)	(29,753)
Net transfers	3,866,505	402,320	293,890	-	91,838	-	(4,703,157)	(48,604)
Depreciation (Note 24)	(2,426,138)	(1,047,754)	(432,850)	-	(248,906)	-	-	(4,155,648)
Balance at 09/30/18	24,242,629	2,189,514	3,797,619	314,903	797,461	(218,162)	3,011,434	34,135,398
Additions	578	18,788	43,003	-	78,026	(410)	1,677,726	1,817,711
Write-offs, net	(28,780)	(1,485)	(948)	(71)	(988)	61,680	(39,848)	(10,440)
Net transfers	1,514,239	696,060	155,479	-	32,934	-	(2,536,416)	(137,704)
Depreciation	(1,060,454)	(331,793)	(226,065)	-	(71,326)	-	-	(1,689,638)
Balance at 12/31/18	24,668,212	2,571,084	3,769,088	314,832	836,107	(156,892)	2,112,896	34,115,327
Initial adoption IFRS 16	91,836	-	8,526,236	-	-	-	-	8,618,072
Additions	71,276	112,526	1,454,623	-	156,376	(12,227)	4,743,082	6,525,656
Write-offs, net (2)	(7,954)	(198)	(22,741)	(2,650)	(1,072)	2,820	(11,767)	(43,562)
Net transfers	3,168,698	847,031	385,631	-	85,777	-	(4,552,742)	(65,605)
Subletting (4)	-	-	(10,310)	-	-	-	-	(10,310)
Transfers of goods destined for sale (3)	(306)	-	(172,480)	(30,585)	(67,143)	-	-	(270,514)
Depreciation (Note 24)	(2,702,523)	(1,056,094)	(1,842,259)	-	(219,402)	-	-	(5,820,278)
Business combinations (Note 1 c.1)	-	9	343	-	10,551	(691)	-	10,212
Balance at 09/30/19	25,289,239	2,474,358	12,088,131	281,597	801,194	(166,990)	2,291,469	43,058,998

At 12.31.18
Cost	79,002,102	18,033,246	16,154,562	314,832	4,996,170	(156,892)	2,112,896	120,456,916
Accumulated depreciation	(54,333,890)	(15,462,162)	(12,385,474)	-	(4,160,063)	-	-	(86,341,589)
Total	24,668,212	2,571,084	3,769,088	314,832	836,107	(156,892)	2,112,896	34,115,327

At 09/30/19
Cost	81,985,641	18,887,395	26,252,015	281,597	5,121,612	(166,990)	2,291,469	134,652,739
Accumulated depreciation	(56,696,402)	(16,413,037)	(14,163,884)	-	(4,320,418)	-	-	(91,593,741)
Total	25,289,239	2,474,358	12,088,131	281,597	801,194	(166,990)	2,291,469	43,058,998

(1)  The Company and its subsidiaries recognized estimated losses for potential obsolescence of materials used for property and equipment maintenance, based on levels of historical use and expected future use.

(2)  Includes the amount of R$12,065 in the Infrastructure, related to cancellation of lease agreements (Note 19).

(3)  Refers to transfers of assets from the Tamboré and Curitiba (CIC) data centers, sold for the amount of R$419,690 to a company controlled by Asterion Industrial Partners SGEIC, SA, pursuant to an agreement entered into by the Company on May 8, 2019 and concluded. with the settlement on July 24, 2019, generating a gain in operating income of R$64,275.

(4)  Refers to the lease of areas in the Curitiba data center.

The depreciation rates above were reviewed as of January 1, 2019 upon adoption of IFRS 16, generating an increase of R$1,390,772 in depreciation costs and expenses in the nine-month period ended September 30, 2019. The following is a comparative table of these rates.

Company / Consolidated
Description	09/30/19	12/31/18
Switching and transmission equipment and media	2.50% to 92.31%	2.50% to 25.00%
Terminal equipment / modems	6.67% to 66.67%	6.67% to 66.67%
Infrastructure	2.50% to 92.31%	2.50% to 66.67%
Other P&E assets	10.00% to 25.00%	10.00% to 25.00%

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2019

(In thousands of Reais, unless otherwise stated)

b)   Additional information on leases

Changes in leases, after the adoption of IFRS 16, already included in the asset movement tables (Note 12.a), are as follows.

	Consolidated
	Switching and transmission equipment	Infrastructure	Other	Total

Annual depreciation rate (%)	5.00 to 92.31	3.13 to 92.31	20.00

Balances and changes:
Balance at 12/31/18 (1)	186,554	189,455	10,950	386,959
Initial Adoption in 01.01.19	91,836	8,526,236	-	8,618,072
Additions	18,315	1,402,742	-	1,421,057
Subletting (Note 12.a)	-	(10,310)	-	(10,310)
Depreciation and write-offs, net (IAS 17)	-	(44,749)	-	(44,749)
Depreciation (IFRS 16)	(24,878)	(1,360,097)	(5,797)	(1,390,772)
Cancellation of contracts	-	(12,065)	-	(12,065)
Balance at 09/30/19	271,827	8,691,212	5,153	8,968,192

(1) Includes lease under IAS 17 and provision for dismantling for the leases.

c) Property and equipment items pledged in guarantee

At September 30, 2019, the Company had property and equipment (consolidated) pledged in guarantee for lawsuits, of R$81,651 (R$94,641 at December 31, 2018).

d) Reversible assets

The STFC service concession arrangement establishes that all assets owned by the Company and that are indispensable to the provision of the services described in the arrangement are considered “reversible” (returnable to the concession authority). At September 30, 2019, estimated residual value of reversible assets was R$8,042,238 (R$8,621,863 at December 31, 2018), which comprised switching and transmission equipment and public use terminals, external network equipment, energy, system and operational support equipment.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2019

(In thousands of Reais, unless otherwise stated)

13) INTANGIBLE ASSETS

a) Breakdown, changes and amortization rates

	Company
	Indefinite useful life	Finite useful life
	Goodwill (1)	Software	Customer portfolio	Trademarks	Licenses	Other intangible assets	Estimated losses for software	Software under development	Total

Annual amortization rate (%)		20.00	11.76	5.13	3.60 to 6.67	6.67 to 20.00

Balances and changes:
Balance at 12/31/17	22,850,363	2,704,400	1,978,863	1,073,615	13,969,606	20,948	(499)	506,140	43,103,436
Additions	-	249,825	-	-	-	-	-	668,707	918,532
Write-offs, net	-	(14)	-	-	-	-	-	-	(14)
Net transfers	-	357,981	-	-	-	-	-	(309,451)	48,530
Amortization (Note 24)	-	(718,507)	(412,191)	(63,154)	(690,058)	(3,092)	-	-	(1,887,002)
Balance at 09/30/18	22,850,363	2,593,685	1,566,672	1,010,461	13,279,548	17,856	(499)	865,396	42,183,482
Additions	-	714,069	-	-	6,647	-	-	(419,400)	301,316
Write-offs, net	-	(1)	-	-	-	-	-	-	(1)
Net transfers	-	161,557	-	-	-	32,467	-	(56,319)	137,705
Incorporation (Note 1 c..2)	212,058	18,051	-	-	-	-	-	-	230,109
Amortization	-	(242,836)	(137,398)	(21,051)	(230,058)	(876)	-	-	(632,219)
Balance at 12/31/18	23,062,421	3,244,525	1,429,274	989,410	13,056,137	49,447	(499)	389,677	42,220,392
Additions	-	234,826	-	-	-	-	-	1,133,064	1,367,890
Write-offs, net (1)	(3,249)	(9)	-	-	-	-	-	-	(3,258)
Net transfers	-	1,159,842	-	-	-	(65)	-	(1,094,356)	65,421
Transfers of goods destined for sale (2)	-	(1,537)	-	-	-	-	-	-	(1,537)
Amortization (Note 24)	-	(903,520)	(412,191)	(63,154)	(728,110)	(2,952)	-	-	(2,109,927)
Balance at 09/30/19	23,059,172	3,734,127	1,017,083	926,256	12,328,027	46,430	(499)	428,385	41,538,981

At 12/31/18
Cost	23,062,421	16,498,947	4,513,278	1,658,897	20,244,219	270,659	(499)	389,677	66,637,599
Accumulated amortization	-	(13,254,422)	(3,084,004)	(669,487)	(7,188,082)	(221,212)	-	-	(24,417,207)
Total	23,062,421	3,244,525	1,429,274	989,410	13,056,137	49,447	(499)	389,677	42,220,392

At 09/30/19
Cost	23,059,172	17,867,422	4,513,278	1,658,897	20,244,219	269,918	(499)	428,385	68,040,792
Accumulated amortization	-	(14,133,295)	(3,496,195)	(732,641)	(7,916,192)	(223,488)	-	-	(26,501,811)
Total	23,059,172	3,734,127	1,017,083	926,256	12,328,027	46,430	(499)	428,385	41,538,981

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2019

(In thousands of Reais, unless otherwise stated)

	Consolidated
	Indefinite useful life	Finite useful life
	Goodwill (1)	Software	Customer portfolio	Trademarks	Licenses	Other intangible assets	Estimated losses for software	Software under development	Total

Annual amortization rate (%)		20.00 to 50.00	11.76 to 12.85	5.13 to 66.67	3.60 to 6.67	6.67 to 20.00

Balances and changes:
Balance at 12/31/17	23,062,421	2,720,806	1,978,863	1,073,615	13,969,606	20,952	(499)	506,140	43,331,904
Additions	-	255,554	-	-	-	-	-	668,707	924,261
Write-offs, net	-	(14)	-	-	-	-	-	-	(14)
Net transfers	-	357,981	-	-	-	74	-	(309,451)	48,604
Amortization (Note 24)	-	(721,773)	(412,191)	(63,154)	(690,058)	(3,092)	-	-	(1,890,268)
Balance at 09/30/18	23,062,421	2,612,554	1,566,672	1,010,461	13,279,548	17,934	(499)	865,396	42,414,487
Additions	-	714,618	-	-	6,647	-	-	(419,400)	301,865
Net transfers	-	161,558	-	-	-	32,465	-	(56,319)	137,704
Amortization	-	(243,686)	(137,398)	(21,051)	(230,058)	(876)	-	-	(633,069)
Balance at 12/31/18	23,062,421	3,245,042	1,429,274	989,410	13,056,137	49,523	(499)	389,677	42,220,985
Additions	-	236,385	-	-	-	-	-	1,133,801	1,370,186
Write-offs, net (1)	(3,249)	(8)	-	-	-	-	-	-	(3,257)
Net transfers	-	1,159,839	-	-	-	(65)	-	(1,094,169)	65,605
Amortization (Note 24)	-	(903,851)	(412,191)	(63,154)	(728,110)	(2,952)	-	-	(2,110,258)
Transfers of goods destined for sale (2)	-	(1,537)	-	-	-	-	-	-	(1,537)
Business combinations (Note 1 c.1)	-	596	-	-	-	-	-	-	596
Balance at 09/30/19	23,059,172	3,736,466	1,017,083	926,256	12,328,027	46,506	(499)	429,309	41,542,320

At 12/31/18
Cost	23,062,421	16,604,769	4,513,278	1,658,897	20,244,219	270,741	(499)	389,677	66,743,503
Accumulated amortization	-	(13,359,727)	(3,084,004)	(669,487)	(7,188,082)	(221,218)	-	-	(24,522,518)
Total	23,062,421	3,245,042	1,429,274	989,410	13,056,137	49,523	(499)	389,677	42,220,985

At 09/30/19
Cost	23,059,172	17,978,546	4,513,278	1,658,897	20,244,219	270,000	(499)	429,309	68,152,922
Accumulated amortization	-	(14,242,080)	(3,496,195)	(732,641)	(7,916,192)	(223,494)	-	-	(26,610,602)
Total	23,059,172	3,736,466	1,017,083	926,256	12,328,027	46,506	(499)	429,309	41,542,320

(1)  Goodwill information is consistent with Note 13.d) Goodwill in the financial statements for the year ended December 31, 2018, except for the proportional write-off in the amount of R$3,249, made in July 2019, resulting from the sale of the Tamboré and Curitiba (CIC) data centers, pursuant to paragraph 86 of CPC 01 (R1) / IAS 36.

(2)  Refers to transfers of assets from the Tamboré and Curitiba (CIC) data centers, sold for the amount of R $ 419,690 to a company controlled by Asterion Industrial Partners SGEIC, SA, pursuant to an agreement entered into by the Company on May 8, 2019 and concluded. with the settlement on July 24, 2019, generating a gain in operating income of R$64,275.

14)  PERSONNEL, SOCIAL CHARGES AND BENEFITS

	Company		Consolidated
	09/30/19	12/31/18	09/30/19	12/31/18
Salaries and wages	24,844	33,803	26,193	34,767
Social charges and benefits	517,491	372,408	538,100	385,695
Profit sharing	182,141	262,270	186,653	265,433
Share-based payment plans (Note 28)	44,475	22,467	45,320	22,638
Other compensation	-	86,000	-	86,000
Total	768,951	776,948	796,266	794,533

Current	738,928	765,098	766,093	782,630
Non-current	30,023	11,850	30,173	11,903

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2019

(In thousands of Reais, unless otherwise stated)

15)  TRADE ACCOUNTS PAYABLE

	Company		Consolidated
	09/30/19	12/31/18	09/30/19	12/31/18
Sundry suppliers (Opex, Capex, Services e Material)	6,198,540	6,752,721	6,256,667	6,790,882
Amounts payable (operators, cobilling)	239,546	205,017	239,546	198,942
Interconnection / interlink	264,235	269,446	264,235	269,446
Related parties (Note 27)	481,831	518,949	331,304	383,512
Total	7,184,152	7,746,133	7,091,752	7,642,782

16) TAXES, CHARGES AND CONTRIBUTIONS PAYABLE

	Company		Consolidated
	09/30/19	12/31/18	09/30/19	12/31/18
ICMS	980,607	1,051,536	1,026,619	1,094,769
PIS and COFINS	327,417	505,011	333,926	512,714
Fust and Funttel	89,736	89,794	89,736	89,794
ISS, CIDE and other taxes	110,126	132,420	119,764	139,933
Total	1,507,886	1,778,761	1,570,045	1,837,210

Current	1,273,399	1,739,516	1,290,212	1,797,965
Non-current	234,487	39,245	279,833	39,245

17)  DIVIDENDS AND INTEREST ON EQUITY (IOE)

a)   Dividends and interest on equity receivable from Terra Networks

Company
Balance at 12/31/18	51,785
Terra Networks supplementary dividends for 2018	153,875
Receipt of dividends of Terra Networks	(205,660)
Balance at 09/30/19	-

For purposes of the cash flow statement, interest on equity and dividends received from the subsidiary are allocated to “Investing Activities” group of accounts.

b)   Dividends and interest on equity payable

b.1) Breakdown:

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2019

(In thousands of Reais, unless otherwise stated)

	Company / Consolidated
	09/30/19	12/31/18
Telefónica Latinoamérica Holding	1,358,706	952,217
Telefónica	1,636,095	1,146,619
SP Telecomunicações Participações	1,031,442	722,862
Telefónica Chile	2,875	2,015
Non-controlling interest	1,835,686	1,349,203
Total	5,864,804	4,172,916

b.2) Changes:

Company / Consolidated
Balance at 12/31/18	4,172,916
Supplementary dividends for 2018	2,468,684
Interim interest on equity (net of IRRF)	1,902,300
Unclaimed dividends and interest on equity	(31,335)
Payment of dividends and interest on equity	(2,653,518)
IRRF on shareholders exempt/immune from interest on equity	5,757
Balance at 09/30/19	5,864,804

For purposes of the cash flow statement, interest on equity and dividends paid to shareholders are recognized in “Financing Activities”.

The rights to receive unclaimed interest on equity and dividends prescribe after three years from the initial date available for payment. When dividends and interest on equity expire, these amounts are reversed to retained earnings.

18) PROVISIONS AND CONTINGENCIES

The Company and its subsidiaries are parts to administrative and judicial proceedings and labor, tax and civil claims filed in different courts. The management of the Company and its subsidiaries, based on the opinion of its legal counsel, recognized provision for proceedings for which an unfavorable outcome is considered probable.

Breakdown of changes in provision for cases in which an unfavorable outcome is probable, in addition to contingent liabilities and provision for decommissioning are as follows:

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2019

(In thousands of Reais, unless otherwise stated)

	Company
	Provisions for contingencies
	Labor	Tax	Civil	Regulatory	Contingent liabilities (PPA) (1)	Provision for decommissioning (2)	Total
Balances at 12/31/17	954,319	3,474,900	1,047,435	1,103,792	845,796	574,725	8,000,967
Additions (reversal), net (Note 25)	262,226	450,035	341,099	(45,555)	(24,129)	(7,497)	976,179
Other additions (reversal) (3)	(104,504)	(2,402,509)	(11,554)	-	-	11,843	(2,506,724)
Write-offs due to payment	(429,076)	(31,393)	(442,665)	(117,000)	-	-	(1,020,134)
Monetary restatement	99,812	398,366	109,280	31,273	(4,727)	13,502	647,506
Balances at 09/30/18	782,777	1,889,399	1,043,595	972,510	816,940	592,573	6,097,794
Additions (reversal), net	46,807	2,449	51,067	3,718	(3,216)	7,497	108,322
Other additions (reversal) (3)	(1)	(40,434)	(1,092)	-	-	4,083	(37,444)
Write-offs due to payment	(100,955)	(19,983)	(153,198)	(599)	-	-	(274,735)
Incorporation (Note 1 c.2)	-	22,611	-	-	-	4,755	27,366
Monetary restatement	18,124	13,487	55,368	46,587	13,551	63,713	210,830
Balances at 12/31/18	746,752	1,867,529	995,740	1,022,216	827,275	672,621	6,132,133
Additions (reversal), net (Note 25)	99,961	80,958	218,373	90,356	(16,079)	(24,448)	449,121
Other additions (reversal) (3)	-	-	(636)	-	-	44,740	44,104
Write-offs due to payment	(370,320)	(16,442)	(657,869)	(7,481)	-	-	(1,052,112)
Monetary restatement	65,267	85,965	196,941	55,349	16,258	35,711	455,491
Balances at 09/30/19	541,660	2,018,010	752,549	1,160,440	827,454	728,624	6,028,737

At 12/31/18
Current	245,804	-	132,122	-	-	-	377,926
Non-current	500,948	1,867,529	863,618	1,022,216	827,275	672,621	5,754,207

At 09/30/19
Current	251,011	-	102,269	62,291	-	-	415,571
Non-current	290,649	2,018,010	650,280	1,098,149	827,454	728,624	5,613,166

	Consolidated
	Provisions for contingencies
	Labor	Tax	Civil	Regulatory	Contingent liabilities (PPA) (1)	Provision for decommissioning (2)	Total
Balances at 12/31/17	980,596	3,579,208	1,055,877	1,103,792	845,796	579,481	8,144,750
Additions (reversal), net (Note 25)	270,786	450,298	344,295	(45,555)	(24,129)	(7,497)	988,198
Other additions (reversal) (3)	(99,582)	(2,402,612)	(13,099)	-	-	11,843	(2,503,450)
Write-offs due to payment	(438,559)	(31,941)	(444,774)	(117,000)	-	-	(1,032,274)
Monetary restatement	102,294	400,735	110,096	31,273	(4,727)	13,502	653,173
Balances at 09/30/18	815,535	1,995,688	1,052,395	972,510	816,940	597,329	6,250,397
Additions (reversal), net	48,270	2,448	51,336	3,718	(3,216)	7,497	110,053
Other additions (reversal) (3)	210	(40,435)	(1,020)	-	-	4,909	(36,336)
Write-offs due to payment	(103,190)	(19,983)	(153,520)	(599)	-	-	(277,292)
Monetary restatement	18,861	14,179	55,612	46,587	13,551	63,713	212,503
Balances at 12/31/18	779,686	1,951,897	1,004,803	1,022,216	827,275	673,448	6,259,325
Additions (reversal), net (Note 25)	104,644	80,963	220,031	90,356	(16,079)	(24,448)	455,467
Other additions (reversal) (3)	(1,088)	-	(1,278)	-	-	44,740	42,374
Write-offs due to payment	(377,463)	(16,449)	(659,362)	(7,481)	-	-	(1,060,755)
Monetary restatement	68,488	87,677	198,070	55,349	16,258	35,711	461,553
Business combinations (Note 1 c.1)	7,805	-	7	-	-	-	7,812
Balances at 09/30/19	582,072	2,104,088	762,271	1,160,440	827,454	729,451	6,165,776

At 12/31/18
Current	245,805	-	132,124	-	-	-	377,929
Non-current	533,881	1,951,897	872,679	1,022,216	827,275	673,448	5,881,396

At 09/30/19
Current	261,496	-	102,677	62,291	-	-	426,464
Non-current	320,576	2,104,088	659,594	1,098,149	827,454	729,451	5,739,312

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2019

(In thousands of Reais, unless otherwise stated)

(1) Refers to contingent liabilities from the Purchase Price Allocation (PPA) on acquisition of the controlling interest of Vivo Participações in 2011 and GVTPart. in 2015.

(2) Refers to costs to be incurred to return the sites (locations for installation of base radio, equipment and real estate) to their respective owners in the same conditions as at the time of execution of the initial lease agreement.

(3)  Refers mainly to the amounts of inflows and losses against judicial deposits (Note 9).

a) Provisions and labor contingencies

	Amounts involved
	Company		Consolidated
Nature/Degree of Risk	09/30/19	12/31/18	09/30/19	12/31/18
Provisions - probable losses	541,660	746,752	582,072	779,686
Possible losses	178,812	152,297	207,974	191,398

Labor provision and contingencies involve labor claims filed by former employees and outsourced employees (the latter involving subsidiary or joint liability) claiming for, among other issues, overtime, salary equalization, post-retirement benefits, allowance for health hazard and risk premium, and matters relating to outsourcing.

The Company is also a defendant in labor claims filed by retired former employees who are covered by the Retired Employees Medical Assistance Plan ("PAMA"), and, among other issues, are demanding the cancellation of amendments to this plan. Most of these claims await a decision by the Superior Labor Court. Based on the opinion of its legal counsel and recent decisions of the courts, management considers the risk of loss in these cases as possible. No amount has been specified for these claims, since is not possible to estimate the cost to the Company in the event of loss.

In addition, the Company is a part to Public Civil Actions filed by the Public Prosecution Service whose purpose is essentially the determination of the Company to stop hiring a company to perform the Company's core activities. In August 2018, the majority of the Federal Supreme Court (“STF”) Ministers ruled the unrestricted outsourcing to be legally valid, including the end activity, safeguarding the subsidiary responsibility of the service receiver. However, a final judgment has yet to clarify the scope of this decision, including in cases already final and unappealable. The application of the decision will need to be individually evaluated for each case under discussion. Given these considerations, it is not feasible to estimate amounts or likelihood of loss for the Company.

b) Provisions and tax contingencies

	Amounts involved
	Company		Consolidated
Nature/Degree of Risk	09/30/19	12/31/18	09/30/19	12/31/18
Provisions - probable losses	2,018,010	1,867,529	2,104,088	1,951,897
Federal	476,928	442,575	563,006	526,943
State	1,009,839	909,547	1,009,839	909,547
Municipal	34,526	33,607	34,526	33,607
FUST	496,717	481,800	496,717	481,800
Possible losses	34,688,284	35,257,515	35,588,443	36,103,128
Federal	12,254,198	11,743,016	12,552,982	12,025,529
State	13,848,481	15,736,730	14,442,912	16,294,685
Municipal	653,180	632,569	660,099	637,690
FUST, FUNTTEL e FISTEL	7,932,425	7,145,200	7,932,450	7,145,224

b.1) Probable tax contingencies

Management, under advice of legal counsel, believes that the following losses are probable in the following federal, state, municipal and regulatory (FUST) tax proceedings:

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2019

(In thousands of Reais, unless otherwise stated)

Federal taxes

The Company and/or its subsidiaries are parts to administrative and legal proceedings relating to: (i) claims resulting from the non-ratification of compensation and refund requests formulated; (ii) CIDE levied on the remittance of amounts abroad related to technical and administrative assistance and similar services, as well as royalties; (iii) withholding income tax on interest on equity; (iv) Social Investment Fund (Finsocial) offset amounts; and (v) additional charges to the PIS and COFINS tax base, as well as additional charges to COFINS required by Law No. 9,718/98.

State taxes

The Company and/or its subsidiaries are parts to administrative and judicial proceedings relating to ICMS, regarding: (i) disallowance credits; (ii) non-taxation of telecommunications services; (iii) tax credit for challenges/disputes over telecommunication services not provided or wrongly charged (Agreement 39/01); (iv) aliquot differential; (v) leasing of infrastructure necessary for internet services (data); (vi) outflows of goods with prices lower than those of acquisition; and (vii) non-taxation of amounts granted as discounts to customers.

Municipal taxes

The Company and/or its subsidiaries are parts to various municipal tax proceedings, at the judicial level, relating to: (i) Property tax (“IPTU”); (ii) Services tax (“ISS”) on equipment leasing services, non-core activities and supplementary activities; and (iii) withholding of ISS on contractors' services.

FUST

The Company and/or its subsidiaries have judicial proceedings related to the non-inclusion of interconnection expenses and industrial exploitation of a dedicated line in the calculation basis of FUST.

b.2) Possible tax contingencies

Management, under advice of legal counsel, believes that the following losses are possible in the following federal, state, municipal and other tax proceedings (FUST, FUNTTEL and FISTEL):

Federal taxes

The Company and/or its subsidiaries are parts to various administrative and judicial proceedings, at the federal level, which are awaiting decision in different court levels.

The more significant of these proceedings are: (i) statements of dissatisfaction resulting from failure to approve requests for compensation submitted by the Company; (ii) INSS (a) on compensation payment for salary losses arising from the "Plano Verão" and the "Plano Bresser"; (b) SAT, social security amounts owed to third parties (INCRA and SEBRAE); (c) supply of meals to employees, withholding of 11% (assignment of workforce); and (d) Stock Options - requirement of social security contributions on amounts paid to employees under the stock option plan; (iii) withholding income tax and CIDE on the funds remitted abroad related to technical services and to administrative support and similar services, etc., and royalties; (iv) income and social contribution taxes: (a) disallowance of costs and sundry expenses not evidenced; and (b) disallowance of expenses on goodwill of the corporate restructuring of Terra Networks and Vivo S.A., and for the takeovers of Navytree, TDBH, VivoPart. and GVTPart.; (v) deduction of COFINS on swap operation losses; (vi) PIS and COFINS: (a) accrual basis versus cash basis; (b) levied on value-added services; and (c) monthly subscription services; (vii) income tax-related incentive investments FINOR, FINAN or FUNRES; (viii) ex-tariff, cancellation of the benefits under CAMEX Resolution No. 6, increase in the import duty from 4% to 28%; (ix) IPI levied on shipment of fixed access units from the Company's establishment; (x) Financial transaction tax (IOF) - required on loan transactions, intercompany loans and credit transactions; and (xi) operating expenses allegedly non-deductible and related to estimated losses on the recoverable value of accounts receivable.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2019

(In thousands of Reais, unless otherwise stated)

State taxes

The Company and/or its subsidiaries are parts to various administrative and judicial proceedings, at the state level, related to ICMS, which are awaiting decision in different court levels: (i) rental of movable property; (ii) international calls; (iii) reversal of previously unused credits; (iv) service provided outside São Paulo state paid to São Paulo state; (v) co-billing; (vi) tax substitution with a fictitious tax base (tax guideline); (vii) use of credits related to acquisition of electric power; (viii) secondary activities, value added and supplementary services; (ix) tax credits related to opposition/challenges regarding telecommunications services not provided or mistakenly charged (Agreement 39/01); (x) deferred collection of interconnection (“DETRAF” - Traffic and Service Provision Document); (xi) credits derived from tax benefits granted by other states; (xii) disallowance of tax incentives related to cultural projects; (xiii) transfers of assets among business units owned by the Company; (xiv) communications service tax credits used in provision of services of the same nature; (xv) card donation for prepaid service activation; (xvi) reversal of credit from return and free lease in connection with assignment of networks (used by the Company itself and exemption of public bodies); (xvii) DETRAF fine; (xviii) own consumption; (xix) exemption of public bodies; (xx) amounts given by way of discounts; (xxi) new tax register bookkeeping without prior authorization by tax authorities; (xxii) advertising services; (xxiii) unmeasured services; and (xxiv) monthly subscription, which is in the STF with declaration liens and the Company awaits the judgment of the STF on the request for modulation.

Municipal taxes

The Company and/or its subsidiaries are parts to various administrative and judicial proceedings, at the municipal level, which are awaiting decision in different court levels.

The more significant of these proceedings are: (i) ISS on: (a) non-core activity, value-added and supplementary services; (b) withholding at source; (c) call identification and mobile phone licensing services; (d) full-time services, provision, returns and cancelled tax receipts; (e) data processing and antivirus congeners; (f) charge for use of mobile network and lease of infrastructure; (g) advertising services; (h) services provided by third parties; and (i) advisory services in corporate management provided by Telefónica Latino América Holding; (ii) IPTU; (iii) land use tax; and (iv) various municipal charges.

FUST, FUNTTEL and FISTEL

Universal Telecommunications Services Fund ("FUST")

Writs of mandamus were filed seeking the right to not include revenues with interconnection and Industrial Use of Dedicated Line (“EILD”) in the FUST tax base, according to Abridgment No. 7 of December 15, 2005, as it does not comply with the provisions contained in the sole paragraph of Article 6 of Law No. 9,998/00, which are awaiting a decision from Higher Courts.

Various delinquency notices were issued by ANATEL at the administrative level to collect charges on interconnections, EILD and other revenues not earned from the provision of telecommunication services.

At September 30, 2019, the consolidated amount involved totaled R$4,675,102 (R$3,701,208 at December 31, 2018).

Fund for Technological Development of Telecommunications ("FUNTTEL")

Proceedings have been filed for the right not to include interconnection revenues and any others arising from the use of resources that are part of the networks in the FUNTTEL calculation basis, as determined by Law 10,052/00 and Decree No. 3,737/01, thus avoiding the improper application of Article 4, paragraph 5, of Resolution 95/13.

There are several notifications of debits drawn up by the Ministry of Communications in administrative actions for constitution of the tax credit related to the interconnection, network resources and other revenues that do not originate from the provision of telecommunication services.

At September 30, 2019, the consolidated amount involved totaled R$655,115 (R$618,473 at December 31, 2018).

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2019

(In thousands of Reais, unless otherwise stated)

Telecommunications Inspection Fund ("FISTEL")

There are judicial actions for the collection of TFI on: (i) extensions of the term of validity of the licenses for use of telephone exchanges associated with the operation of the fixed switched telephone service; and (ii) extensions of the period of validity of the right to use radiofrequency associated with the operation of the telephone service personal mobile service.

At September 30, 2019, the consolidated amount involved totaled R$2,602,233 (R$2,825,543 at December 31, 2018).

c) Provisions civil and contingencies

	Amounts involved
	Company		Consolidated
Nature/Degree of Risk	09/30/19	12/31/18	09/30/19	12/31/18
Provisions - probable losses	752,549	995,740	762,271	1,004,803
Possible losses	3,488,306	3,480,441	3,502,433	3,493,655

c.1) Provision for probable civil losses

Management, under advice of legal counsel, believes that the following will result in probable losses from civil proceedings:

•       The Company is part to proceedings involving rights to the supplementary amounts from shares calculated on network expansion plans since 1996 (supplement of share proceedings). These proceedings are at different stages: lower courts, court of justice and high court of justice. At September 30, 2019, consolidated provision totaled R$285,725 (R$334,877 at December 31, 2018).

•       The Company and/or its subsidiaries are parts to various civil proceedings related to consumers at the administrative and judicial level, relating to the non-provision of services and/or products sold. At September 30, 2019, consolidated provision totaled R$210,599 (R$353,850 at December 31, 2018).

•       The Company and/or its subsidiaries are parts to various civil proceedings of a non-consumer nature at administrative and judicial levels, all arising in the ordinary course of business. At September 30, 2019, consolidated provision totaled R$265,947 (R$316,076 at December 31, 2018).

c.2) Civil contingencies assessed as possible losses

Management, under advice of legal counsel, believes that losses are possible from the following civil proceedings:

•       Collective Action filed by SISTEL Participants' Association (“ASTEL”) in the state of São Paulo, in which SISTEL associates in the state of São Paulo challenge the changes made in the PAMA and claim for the reestablishment of the prior "status quo". This proceeding is still in the appeal phase and awaits a decision on the Interlocutory Appeal filed by the Company against the decision on possible admission of the appeal to higher and supreme courts filed in connection with the Court of Appeals' decision, which partially changed the decision rendering the matter groundless. The amount cannot be estimated, and the claims cannot be settled due to their unenforceability because it entails the return to the prior plan conditions.

•       Civil Class Actions filed by ASTEL, in the state of São Paulo, and by the Brazilian National Federation of Associations of Retirees, Pensioners and Pension Fund Members of the Telecommunications Industry “(FENAPAS”), both against SISTEL, the Company and other carriers, in order to annul the spin-off of the PBS private pension plan, alleging, in short, the "windup of the supplementary private pension plan of the SISTEL Foundation", which led to various specific mirror PBS plans, and corresponding allocation of funds from technical surplus and tax contingencies existing at the time of the spin-off. The amount cannot be estimated, and the claims cannot be settled due to their unenforceability because this involves the return of the spun-off assets of SISTEL relating to telecommunication carriers of the former Telebrás System.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2019

(In thousands of Reais, unless otherwise stated)

•       The Company is part to other civil claims, at several levels, related to service rendering rights. Such claims have been filed by individual consumers, civil associations representing consumer rights or by the Bureau of Consumer Protection (“PROCON”), as well as by the Federal and State Public Prosecutor's Office. The Company is also part to other claims of several types related to the ordinary course of business. At September 30, 2019, the consolidated amount totaled R$3,477,303 (R$3,466,522 at December 31, 2018).

•       Terra Networks is a part to: (i) a supplier action related to the transmission of events; (ii) PROCON fine (annulment action); (iii) indemnification action related to the use of content; (iv) ECAD action on copyright collection; and (v) claim actions filed by former subscribers regarding unrecognized collection, collection of undue value and contractual non-compliance. At September 30, 2019, the amount was R$13,482 (R$12,926 at December 31, 2018).

•       The Company has received notices regarding non-compliance with the Customer Service (“SAC”) Decree. The Company is currently a part to various lawsuits (administrative and legal proceedings). At September 30, 2019 the amount was R$11,015 (R$14,207 at December 31, 2018).

•       Intellectual Property: Lune Projetos Especiais Telecomunicação Comércio e Ind. Ltda. (“Lune”), a Brazilian company, filed an action on November 20, 2001 against 23 wireless carriers claiming to own the patent for caller ID and the trademark "Bina". The purpose of that lawsuit was to interrupt provision of such service by carriers and to seek indemnification equivalent to the amount paid by consumers for using the service.

An unfavorable decision was handed down determining that the Company should refrain from selling mobile phones with caller ID service ("Bina"), subject to a daily fine of R$10 (ten thousand reais) in the event of non-compliance. Furthermore, according to that decision, the Company must pay indemnification for royalties, to be calculated on settlement. Motions for Clarification were proposed by all parts and Lune's motions for clarification were accepted since an injunctive relief in this stage of the proceedings was deemed applicable. A bill of review appeal was filed in view of the current decision which granted a stay of execution suspending that unfavorable decision until final judgment of the review. A bill of review was filed in view of the sentence handed down on September 30, 2016, by the 4th Chamber of the Court of Justice of the Federal District, in order to annul the lower court sentence and remit the proceedings back to the lower court for a new examination. There is no way to determine at this time the extent of potential liability with respect to this claim as the expertise is in its early stages

•       The Company and other wireless carriers are defendants in several lawsuits filed by the Public Prosecutor's Office and consumer associations challenging the defined period for use of prepaid minutes. The plaintiffs allege that the prepaid minutes should not expire after a specific period. Conflicting decisions were handed down by courts on the matter, even though the Company understands that its criteria for the period determination comply with ANATEL standards.

d) Provisions and regulatory contingencies

	Amounts involved
	Company / Consolidated
Nature/Degree of Risk	09/30/19	12/31/18
Provisions - probable losses	1,160,440	1,022,216
Possible losses	5,347,552	6,119,136

d.1) Provision for regulatory proceedings assessed as probable losses

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2019

(In thousands of Reais, unless otherwise stated)

Management, under advice of legal counsel, believes the likelihood of loss of the following regulatory proceedings is probable:

The Company is part to administrative proceedings against ANATEL, filed based on an alleged failure to meet sector regulations, and to judicial proceedings to contest mostly sanctions applied by ANATEL at the administrative level.

d.2) Regulatory contingencies assessed as possible losses

Management, under advice of legal counsel, believes the likelihood of loss of the following regulatory proceedings is possible:

•       The Company is part to administrative proceedings filed by ANATEL alleging non-compliance with the obligations set forth in industry regulations, as well as legal claims which discuss the mostly sanctions applied by ANATEL at the administrative level. At September 30, 2019, the consolidated amount was R$5,347,552 (R$6,119,136 at December 31, 2018).

•       Administrative and judicial proceedings discussing payment of a 2% charge on interconnection services revenue arising from the extension of right of use of SMP related radio frequencies. Under clause 1.7 of the authorization term that grants right of use of SMP related radio frequencies, the extension of right of use of such frequencies entails payment every two years, during the extension period (15 years) of a 2% charge calculated on net revenues from the service provider's Basic and Alternative Plans of the service company, determined in the year before that of payment.

However, ANATEL determined that in addition to revenues from Service Plans, the charge corresponding to 2% should also be levied on interconnection revenues and other operating revenues, which is not stipulated for in said clauses.

Considering, based on the provisions of the Authorization Terms, that revenue from interconnection services should not be included in the calculation of the 2% charge for radiofrequency use right extension, the Company filed administrative and legal proceedings challenging these charges, based on ANATEL's position.

•       In May 2018, the Company filed a lawsuit to annul ANATEL's final decision, in March of that year, in the records of the Procedure for Determining Non-Compliance of Obligations (“PADO”) for alleged violations of the fixed telephone regulation.

This PADO has been suspended for years due to the negotiations of the Term of Conduct Adjustment ("TAC"), between the Company and ANATEL. By closing the negotiations without agreement, this sanctioning administrative process was reactivated and finalized.

In the decision of March 2018, ANATEL understood that the Company had committed several infractions, especially those related to the deadlines for communication of suspension of the service of the users in default and the deadlines for the restoration of the services after payment communication.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2019

(In thousands of Reais, unless otherwise stated)

At September 30, 2019, ANATEL had issued a fine of approximately R$211 million, increasing to approximately R$500 million with interest accruals. At December 31, 2018 these amounts were approximately R$211 million and R$482 million.

The Company considers the fine imposed to be unlawful and not payable based on the following arguments: (i) ANATEL's error in determining the universe of users considered in the fine (the number of affected users is lower than that considered by ANATEL) and; (ii) the calculation of a fine is disproportionate and unfounded.

The fine was not paid. However, there an insurance bond has been presented for the full value for judgment.

The lawsuit is at the lower court and is currently awaiting ANATEL's response to the report prepared by the Company to reduce the amount of the fine.

e) Guarantees

The Company and its subsidiaries granted guarantees for tax, civil, labor and regulatory proceedings, as follows:

	Consolidated
	09/30/19			12/31/18
	Property and equipment	Judicial deposits and garnishments	Letters of guarantee	Property and equipment	Judicial deposits and garnishments	Letters of guarantee
Civil, labor and tax	81,651	3,714,416	2,654,780	94,641	3,910,014	2,301,210
Total	81,651	3,714,416	2,654,780	94,641	3,910,014	2,301,210

At September 30, 2019, in addition to the guarantees presented above, the Company had amounts under short-term investment withheld by courts (except for loan-related investments) in the consolidated amount of R$62,532 (R$64,461 at December 31, 2018).

19) LOANS, FINANCING, DEBENTURES AND LEASES

At September 30, 2019, the contractual terms of the loans, financing, debentures and leases are consistent with Note 20) Loans, Financing and Debentures in the financial statements for the year ended December 31, 2018, except for the effects of the initial adoption of IFRS 16 (Note 2.f).

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2019

(In thousands of Reais, unless otherwise stated)

Consolidated
	Information as of September 30, 2019				09/30/19			12/31/18
	Currency	Annual interest rate	Maturity	Guarantees	Current	Non-current	Total	Current	Non-current	Total
Local currency					2,683,605	11,026,819	13,710,424	1,367,551	4,675,271	6,042,822

Financial institutions (a)					29,501	28,927	58,428	666,213	819,742	1,485,955
BNDES FINEM	URTJLP	TJLP+ 0 to 4.08%			-	-	-	214,012	-	214,012
BNDES FINEM	URTJLP	TJLP+ 0 to 3.38%			-	-	-	184,200	122,011	306,211
BNDES FINEM	R$	5.00%			-	-	-	13,403	-	13,403
BNDES FINEM	URTJLP	TJLP+ 0 to 3.12%			-	-	-	103,486	316,269	419,755
BNDES FINEM	R$	4.00% to 6.00%			-	-	-	37,837	94,516	132,353
BNDES FINEM	R$	Selic Acum. D-2 + 2.32%			-	-	-	80,014	245,887	325,901
PSI	R$	2.5% to 5.5%	Jan-23	(1)	14,482	324	14,806	18,207	1,263	19,470
BNB	R$	7.06% to 10%	Aug-22	(2)	15,019	28,603	43,622	15,054	39,796	54,850

Suppliers (b)	R$	114.2% to 120.8 of CDI%	Oct-20		709,249	34,897	744,146	524,244	-	524,244

Debentures (c)					109,843	3,026,700	3,136,543	123,961	3,049,949	3,173,910
4th issue – Series 3	R$	IPCA+4.00%	Oct-19	(3)	42,829	-	42,829	41,121	-	41,121
1st issue – Minas Comunica	R$	IPCA+0.50%	Jul-21	(3)	28,317	28,317	56,634	26,250	52,499	78,749
5th issue	R$	108.25% of CDI	Feb-22	(3)	16,911	1,998,432	2,015,343	51,233	1,997,694	2,048,927
6th issue	R$	100% of CDI + 0.24%	Nov-20	(3)	21,786	999,951	1,021,737	5,357	999,756	1,005,113

Leases (d)	R$	4.52% / IPCA			1,835,012	7,456,348	9,291,360	53,133	339,894	393,027

Contingent consideration (e)	R$	Selic			-	479,947	479,947	-	465,686	465,686

Foreign currency					-	-	-	96,615	-	96,615

Financial institutions (a)					-	-	-	96,615	-	96,615
BNDES FINEM	UMBND	ECM + 2.38%			-	-	-	96,615	-	96,615
Total					2,683,605	11,026,819	13,710,424	1,464,166	4,675,271	6,139,437

Guarantees:

(1)  Pledge of financed assets.

(2)  Bank guarantee provided by Banco Safra in an amount equivalent to 100% of the outstanding financing debt balance. Setting up a liquidity fund represented by financial investments in the amount equivalent to three installments of repayment referenced to the average post-grace period performance. Balances were R$13,055 and R$12,473 at September 30, 2019 and December 31, 2018, respectively.

(3)  Unsecured.

a)  Loans and financing – Financial Institutions

Some financing agreements with the financial institutions have lower interest rates than those prevailing in the market. These operations fall within the scope of IAS 20 and thus the subsidies granted up to December 31, 2017 were adjusted to present value and deferred in accordance with the useful lives of the financed assets.

The grants at January 1, 2018 adjusted to present value, were recorded in property, plant and equipment and are being depreciated according to the useful lives of the financed assets.

b) Financing - Suppliers

Under bilateral agreements with suppliers, the Company obtained extension of the terms for payment of trade accounts payable at a cost based on the fixed CDI rate for the corresponding periods, with the net cost equivalent to between 114.2% to 120.8% of the CDI (107.9% to 115.9% of the CDI as at December 31, 2018).

c) Debentures

Transaction costs in connection with the 4th, 5th and 6th issues, totaling R$3,017 at September 30, 2019 (R$3,951 at December 31, 2018), were treated as a reduction of liabilities as costs to be incurred and are recognized as financial expenses, according to the contractual terms of each issue.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2019

(In thousands of Reais, unless otherwise stated)

d) Leases

The Company has agreements classified as lease agreements as a lessee: (i) lease of towers and rooftops arising from sale and leaseback transactions; (ii) lease of Built to Suit ("BTS") sites to install antennas and other equipment and transmission facilities; (iii) lease of information technology equipment and; (iv) lease of infrastructure and transmission facilities associated with the power transmission network. The net carrying amount of the assets has remained unchanged until sale thereof, and a liability is recognized corresponding to the present value of mandatory minimum installments as per the agreement.

The amounts recorded in property, plant and equipment are depreciated over the estimated useful lives of the assets or the lease term, whichever is shorter.

Balances of lease payments payable, including the effects of the adoption of IFRS 16 (Note 2.f):

	Consolidated
	09/30/19	12/31/18
Nominal value payable	10,640,301	766,215
Unrealized financial expenses	(1,348,941)	(373,188)
Present value payable	9,291,360	393,027

Current	1,835,012	53,133
Non-current	7,456,348	339,894

The following is a schedule of the amounts payable on leases as at September 30, 2019, settled in nominal amounts and at present value:

	Consolidated
Year	Nominal value payable	Present value payable
1 to 12 months	2,203,593	1,835,012
13 to 24 months	1,934,921	1,658,600
25 to 36 months	1,652,722	1,441,021
37 to 48 months	1,426,927	1,266,968
49 to 60 months	1,032,652	920,027
From 61 months	2,389,486	2,169,732
Total	10,640,301	9,291,360

The weighted average annual interest rate on lease contracts at September 30, 2019 was 4.52%, with an average maturity of 5.88 years.

There were no unsecured residual values resulting in benefits to the lessor or contingent payments recognized as revenue at September 30, 2019 and December 31, 2018.

e) Contingent consideration

As part of the Purchase and Sale Agreement and Other Covenants executed by and between the Company and Vivendi to acquire all shares in GVTPart., a contingent consideration relating to the judicial deposit made by GVT for the monthly installments of deferred income tax and social contribution on goodwill amortization was agreed, arising from the corporate restructuring process completed by GVT in 2013. If these funds are realized (being reimbursed, refunded, or via netting), they will be returned to Vivendi, as long as they are obtained in a final unappealable decision. Reimbursement will be made within 15 years and this amount is subject to monthly restatement at the SELIC rate.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2019

(In thousands of Reais, unless otherwise stated)

f) Repayment schedule

At September 30, 2019, the breakdown of non-current loans, financing, debentures, leases and contingent consideration by year of maturity was as follows:

	Consolidated
Year	Loans and financing - financial institutions	Financing - suppliers	Debentures	Leases	Contingent consideration	Total
13 to 24 months	15,184	34,897	2,026,700	1,658,600	-	3,735,381
25 to 36 months	13,727	-	1,000,000	1,441,021	-	2,454,748
37 to 48 months	16	-	-	1,266,968	-	1,266,984
49 to 60 months	-	-	-	920,027	-	920,027
From 61 months	-	-	-	2,169,732	479,947	2,649,679
Total	28,927	34,897	3,026,700	7,456,348	479,947	11,026,819

g)  Covenants

Loans and financing with financial institutions and debentures carry specific covenants involving a penalty in the event of breach of contract. A breach of contract as provided for in the agreements with the institutions listed above is characterized as non-compliance with covenants (analyzed on a quarterly, half-yearly or yearly basis), being a breach of a contractual clause, resulting in the early maturity of the contract.

At September 30, 2019 and December 31, 2018, the Company was in compliance with all economic and financial indices.

h)  Changes

Changes in loans and financing, debentures, leases agreements and contingent considerations:

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2019

(In thousands of Reais, unless otherwise stated)

	Consolidated
	Loans and financing	Debentures	Leases	Financing - suppliers	Contingent consideration	Total
Balance at 12.31.17	2,502,346	4,520,739	385,460	607,152	446,144	8,461,841
Additions	-	-	13,453	349,715	-	363,168
Government grants (Note 20)	(40)	-	-	-	-	(40)
Financial charges (Note 26)	132,257	193,211	15,255	24,766	14,882	380,371
Issue costs	-	1,121	-	-	-	1,121
Foreign exchange variation (Note 26)	34,062	-	-	-	-	34,062
Write-offs (payments)	(843,140)	(1,556,425)	(37,649)	(497,672)	-	(2,934,886)
Balance at 09.30.18	1,825,485	3,158,646	376,519	483,961	461,026	6,305,637
Additions	-	-	5,219	156,682	-	161,901
Financial charges	37,514	49,204	30,246	8,403	4,660	130,027
Issue costs	-	350	-	-	-	350
Foreign exchange variation	(5,214)	-	-	-	-	(5,214)
Write-offs (payments)	(275,215)	(34,290)	(18,957)	(124,802)	-	(453,264)
Balance at 12.31.18	1,582,570	3,173,910	393,027	524,244	465,686	6,139,437
Initial adoptions IFRS 16 in 01.01.19 (Note 1 f)	-	-	8,618,072	-	-	8,618,072
Additions	-	-	1,421,057	563,052	-	1,984,109
Government grants (Note 20)	15,787	-	-	-	-	15,787
Financial charges (Note 26)	110,164	156,235	342,068	30,772	14,261	653,500
Issue costs	-	934	-	-	-	934
Foreign exchange variation (Note 26)	(1,111)	-	-	-	-	(1,111)
Write-offs (cancellation of contracts)	-	-	(12,065)	-	-	(12,065)
Write-offs (payments)	(1,648,982)	(194,536)	(1,470,799)	(373,922)	-	(3,688,239)
Balance at 09.30.19	58,428	3,136,543	9,291,360	744,146	479,947	13,710,424

i)  Additions and payments

Summary of additions and payments:

	Consolidated
		Write-offs (payments)
	Additions	Principal	Financial charges	Total
Loans and financing	-	(1,554,679)	(94,303)	(1,648,982)
BNDES	-	(1,543,487)	(91,791)	(1,635,278)
BNB	-	(11,192)	(2,512)	(13,704)
Debêntures	-	(25,583)	(168,953)	(194,536)
1st issue – Minas Comunica	-	(25,583)	(1,761)	(27,344)
5th issue	-	-	(135,242)	(135,242)
6th issue	-	-	(31,950)	(31,950)
Suppliers	563,052	(349,725)	(24,197)	(373,922)
Leases (1)	10,039,129	(1,164,609)	(306,190)	(1,470,799)
Total	10,602,181	(3,094,596)	(593,643)	(3,688,239)

(1) Additions include the amount of the initial adoption of IFRS 16 (Note 2.f).

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2019

(In thousands of Reais, unless otherwise stated)

20)  DEFERRED REVENUE

	Consolidated
	09/30/19	12/31/18
Disposal of PP&E (1)	101,978	89,835
Grants (2)	64,395	94,335
Contractual Liabilities - IFRS 15 (3)	497,035	532,207
Other (4)	59,447	59,658
Total	722,855	776,035

Current	517,859	525,509
Non-current	204,996	250,526

(1)  Includes the net balances of the residual values from sale of non-strategic towers and rooftops, transferred to income as the conditions for recognition are fulfilled and a portion of the amount arising from the sale of the Tamboré and Curitiba (CIC) data centers to a company controlled by Asterion Industrial Partners SGEIC, S.A, to be recognized in profit or loss over 10 years, pursuant to contractual conditions.

(2)  This refers to: i) government subsidy arising from funds obtained from credit lines to be used in the acquisition of domestic equipment, which have been amortized over the useful life cycle of the equipment; and ii) subsidies arising from projects related to state taxes, which are being amortized over the contractual period.

(3)  Refers to the balance of contractual liabilities of customers, being deferred to the extent that they relate to performance obligations that are satisfied over time.

(4)  Includes amounts of the reimbursement for costs for leaving radio frequency sub-bands 2,500MHz to 2,690MHz due to cancellation of the Multichannel Multipoint Distribution Service.

Changes in contractual liabilities (IFRS 15), mainly related to the sale of prepaid credits:

Balances as of 12.31.18	532,207
Additions	5,126,111
Write-offs, net	(5,161,283)
Balances as of 09.30.19	497,035

Current	474,261
Non-current	22,774

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2019

(In thousands of Reais, unless otherwise stated)

21) OTHER LIABILITIES

	Company		Consolidated
	09/30/19	12/31/18	09/30/19	12/31/18
Liabilities with ANATEL (1)	292,071	346,950	292,071	346,950
Liabilities with related parties (Note 27)	124,316	25,198	132,367	31,716
Third-party withholdings (2)	127,392	117,615	130,829	120,711
Surplus from post-employment benefit plans (Note 29)	719,383	674,948	726,339	679,478
Amounts to be refunded to subscribers	43,708	56,941	43,369	56,897
Other liabilities	36,043	61,279	36,620	61,957
Total	1,342,913	1,282,931	1,361,595	1,297,709

Current	351,672	357,535	363,767	368,376
Non-current	991,241	925,396	997,828	929,333

(1)  Includes the cost of renewing STFC and SMP licenses.

(2)  This refers to payroll withholdings and taxes withheld from pay-outs of interest on equity and on provision of services.

22)  EQUITY

a) Capital

Pursuant to its Articles of Incorporation, the Company is authorized to increase its share capital up to 1,850,000,000 common and preferred shares. The Board of Directors is the competent body to decide on any increase and consequent issue of new shares within the authorized capital limit.

Brazilian Corporation Law (Law nº 6404/76, Article 166, item IV) - establishes that capital may be increased by means of a Special Shareholders’ Meeting Resolution by modifying the Articles of Incorporation, if the authorized capital increase limit has been reached.

Capital increases are not necessarily in proportion to the number of shares in existing classes, however the number of non-voting or restricted-voting preferred shares must not exceed two-thirds of total shares issued.

Preferred shares are non-voting, except for cases set forth in Articles 9 and 10 of the Articles of Incorporation but have priority in the event of reimbursement of capital, without premium, and are entitled to dividends 10% higher than those paid on common shares, as per Article 7 of the Company's Articles of Incorporation and item II, paragraph 1, Article 17 of Law No. 6404/76.

Preferred shares are also entitled to full voting rights if the Company fails to pay the minimum dividend to which they are entitled for three consecutive financial years. This right continues until payment of said dividend.

Subscribed and paid-in capital at September 30, 2019 and December 31, 2018 amounted to R$63,571,416, divided into shares without par value, held as follows:

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2019

(In thousands of Reais, unless otherwise stated)

	Common Shares		Preferred Shares		Grand Total
Shareholders	Number	%	Number	%	Number	%
Controlling Group	540,033,264	94.47%	704,207,855	62.91%	1,244,241,119	73.58%
Telefónica Latinoamérica Holding	46,746,635	8.18%	360,532,578	32.21%	407,279,213	24.09%
Telefónica	198,207,608	34.67%	305,122,195	27.26%	503,329,803	29.76%
SP Telecomunicações Participações	294,158,155	51.46%	38,537,435	3.44%	332,695,590	19.67%
Telefónica Chile	920,866	0.16%	15,647	0.00%	936,513	0.06%
Other shareholders	29,320,789	5.13%	415,131,868	37.09%	444,452,657	26.28%
Treasury Shares	2,290,164	0.40%	983	0.00%	2,291,147	0.14%
Total shares	571,644,217	100.00%	1,119,340,706	100.00%	1,690,984,923	100.00%
Treasury Shares	(2,290,164)		(983)		(2,291,147)
Total shares outstanding	569,354,053		1,119,339,723		1,688,693,776

b) Capital reserves

The information on the capital reserves, is the same as in Note 23) Equity, item b), disclosed in the financial statements for the year ended December 31, 2018, except for the effects of the acquisition of TIS on September 26, 2019 (Note 1.c.1).

c) Income reserves

The information on the income reserves, is the same as in Note 23) Equity, item c), disclosed in the financial statements for the year ended December 31, 2018.

d) Dividend and interest on equity (IOE)

The amounts of IOE are calculated and presented net of Withholding Income Tax (IRRF). Exempt shareholders received the full IOE amount, without withholding income tax at source.

The gross and net values for the preferred shares are 10% higher than those attributed to each common share, as per article 7 of the Company's Articles of Incorporation.

d.1) Interim interest on equity for 2019

In meetings of the Board of Directors of the Company, ad referendum the Annual Shareholders’ Meeting approved the allocations of interim interest on equity, for 2019, pursuant to Article 28 of the Company's Bylaws, Article 9 of Law 9249/95 and CVM Deliberation 638/12, which will be allocated to the mandatory minimum dividend for the year of 2019, as follows:

	Dates			Gross Amount			Net Value			Amount per Share
Nature	Approval	Credit	Beginning of Payment	Common	Preferred	Total	Common	Preferred	Total	Common	Preferred

IOE	02/15/19	02/28/19	Until 12/31/20	221,338	478,662	700,000	188,137	406,863	595,000	0.33044031480	0.36348434628
IOE	04/17/19	04/30/19	Until 12/31/20	180,233	389,767	570,000	153,198	331,302	484,500	0.26907282777	0.29598011054
IOE	06/17/19	06/28/19	Until 12/31/18	306,079	661,921	968,000	260,167	562,633	822,800	0.45695174961	0.50264692458
Total	Total			707,650	1,530,350	2,238,000	601,503	1,300,798	1,902,300

d.2) Dividends and interest on equity for 2018

On April 11, 2019, the Annual General Meeting unanimously approved the proposal for the allocation of interest on equity and dividends for the year ended December 31, 2018. On that same date, the Company's Board of Executive Officers informed shareholders the dates for the payment of these interest on shareholders' equity and dividends, as follows:

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2019

(In thousands of Reais, unless otherwise stated)

	Dates			Gross Amount			Net Value			Amount per Share
Nature	Approval	Credit	Beginning of Payment	Common	Preferred	Total	Common	Preferred	Total	Common	Preferred

IOE	06/18/18	06/29/18	08/20/19	126,479	273,521	400,000	107,507	232,493	340,000	0.18882303703	0.20770534073
IOE	09/05/18	09/17/18	08/20/19	885,353	1,914,647	2,800,000	752,550	1,627,450	2,380,000	1.32176125923	1.45393738515
IOE	12/04/18	12/17/18	12/17/19	426,867	923,133	1,350,000	362,837	784,663	1,147,500	0.63727774998	0.70100552498
Dividends	04/11/19	12/17/18	12/17/19	780,592	1,688,092	2,468,684	780,592	1,688,092	2,468,684	1.37101294520	1.50811423972
Total	Total			2,219,291	4,799,393	7,018,684	2,003,486	4,332,698	6,336,184

d.3) Unclaimed dividends and interest on equity

Pursuant to Article 287, paragraph II, item “a” of Law No. 6404, of December 15, 1976, the dividends and interest on equity unclaimed by shareholders are subject to the statute of limitation three years, as from the initial payment date. The Company reverses the amounts of unclaimed dividends and IOE to equity once the statute of limitation occurred.

In the nine-month period ended September 30, 2019, the Company reversed dividends subject to the statute of limitation in the amount of R$31,335.

e) Other comprehensive income

Financial assets at fair value through other comprehensive income: These refer to changes in fair value of financial assets available for sale.

Derivative financial instruments: These refer to the effective part of cash flow hedges up to the balance sheet date.

Currency translation effects for foreign investments: This refers to currency translation differences arising from the translation of financial statements of Aliança (joint venture).

Changes in other comprehensive income were as follows:

	Consolidated
	Financial assets at fair value through other comprehensive income	Derivative transactions	Currency translation effects - foreign investments	Total
Balances at 12/31/17	(8,658)	1,954	28,032	21,328
Translation gains	-	-	14,136	14,136
Losses from future contracts	-	(1,302)	-	(1,302)
Losses on financial assets	(269)	-	-	(269)
Balances at 09/30/18	(8,927)	652	42,168	33,893
Translation losses	-	-	(4,209)	(4,209)
Losses from future contracts	-	(316)	-	(316)
Losses on financial assets	(143)	-	-	(143)
Balances at 12/31/18	(9,070)	336	37,959	29,225
Translation gains	-	-	2,205	2,205
Losses from future contracts	-	(336)	-	(336)
Gains on financial assets	24	-	-	24
Balances at 09/30/19	(9,046)	-	40,164	31,118

f) Company Share Repurchase Program

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2019

(In thousands of Reais, unless otherwise stated)

At December 7, 2018 the Company's Board of Directors, in accordance with Article 17, item XV of the Bylaws, approved a program for the repurchase of common and preferred shares pursuant to CVM Instruction 567, of September 17, 2015. The acquisition of own shares was made with the intention of subsequently cancelling, selling or holding in treasury, without reducing the capital stock, thereby increasing shareholder value through the efficient application of available resources in cash and optimize the Company's capital allocation.

The repurchase will be made through the use of the balance of capital reserve included in the balance sheet of September 30, 2018.

This program will be in force until June 6, 2020, with the acquisitions made on B3, at market prices, observing the legal and regulatory limits. The maximum amounts authorized for acquisition are 583,422 common shares and 37,736,465 preferred shares.

During the nine-month period ended September 30, 2019, there were no acquisitions of shares within the Company's share repurchase program to be held in treasury for further sale and / or cancellation.

g) Earnings per share

Basic and diluted earnings per share were calculated by dividing profit attributed to the Company’s shareholders by the weighted average number of outstanding common and preferred shares.

The following table shows the calculation of earnings per share in the three and nine-month periods ended September 30, 2019 and 2018:

	Company
	Three-month periods ended		Nine-month periods ended
	09.30.19	09.30.18	09.30.19	09.30.18
Net income for the period attributable to shareholders:	965,113	3,177,264	3,726,760	7,441,580
Common shares	305,167	1,004,643	1,178,392	2,353,009
Preferred shares	659,946	2,172,621	2,548,368	5,088,571

Number of shares, in thousands:	1,688,694	1,688,694	1,688,694	1,688,694
Weighted average number of outstanding common shares for the period	569,354	569,354	569,354	569,354
Weighted average number of outstanding preferred shares for the period	1,119,340	1,119,340	1,119,340	1,119,340

Basic and diluted earnings per share:
Common shares (R$)	0.54	1.76	2.07	4.13
Preferred shares (R$)	0.59	1.94	2.28	4.55

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2019

(In thousands of Reais, unless otherwise stated)

23)  NET OPERATING REVENUE

	Company
	Three-month periods ended		Nine-month periods ended
	09.30.19	09.30.18	09.30.19	09.30.18
Gross operating revenue	16,386,359	14,982,372	48,948,582	43,753,520
Services (1)	14,789,635	13,979,332	44,559,614	40,835,412
Sale of goods (2)	1,596,724	1,003,040	4,388,968	2,918,108

Deductions from gross operating revenue	(5,531,151)	(5,400,293)	(16,657,387)	(16,009,152)
Tax	(3,453,128)	(3,377,629)	(10,348,977)	(10,320,152)
Services	(3,166,243)	(3,238,013)	(9,484,659)	(9,883,374)
Sale of goods	(286,885)	(139,616)	(864,318)	(436,778)

Discounts granted and return of goods	(2,078,023)	(2,022,664)	(6,308,410)	(5,689,000)
Services	(1,501,468)	(1,649,736)	(4,934,565)	(4,562,318)
Sale of goods	(576,555)	(372,928)	(1,373,845)	(1,126,682)

Net operating revenue	10,855,208	9,582,079	32,291,195	27,744,368
Services	10,121,924	9,091,583	30,140,390	26,389,720
Sale of goods	733,284	490,496	2,150,805	1,354,648

	Consolidated
	Three-month periods ended		Nine-month periods ended
	09.30.19	09.30.18	09.30.19	09.30.18
Gross operating revenue	16,606,138	16,328,913	49,634,478	49,007,165
Services (1)	15,009,016	15,221,155	45,245,200	45,787,559
Sale of goods (2)	1,597,122	1,107,758	4,389,278	3,219,606

Deductions from gross operating revenue	(5,559,390)	(5,564,011)	(16,743,162)	(16,629,904)
Tax	(3,481,365)	(3,539,756)	(10,434,697)	(10,935,469)
Services	(3,194,390)	(3,387,069)	(9,570,289)	(10,459,690)
Sale of goods	(286,975)	(152,687)	(864,408)	(475,779)

Discounts granted and return of goods	(2,078,025)	(2,024,255)	(6,308,465)	(5,694,435)
Services	(1,501,491)	(1,651,326)	(4,934,641)	(4,567,751)
Sale of goods	(576,534)	(372,929)	(1,373,824)	(1,126,684)

Net operating revenue	11,046,748	10,764,902	32,891,316	32,377,261
Services	10,313,135	10,182,760	30,740,270	30,760,118
Sale of goods	733,613	582,142	2,151,046	1,617,143

(1)  These include telephone services, use of interconnection network, data and SVA services, cable TV and other services.

(2)  These include sale of goods (handsets, SIM cards and accessories) and equipment of “Soluciona TI”.

No single customer accounted for more than 10% of gross operating revenues in the three and nine-month periods ended September 30, 2019 and 2018.

All amounts in net income are included in the income and social contribution tax bases.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2019

(In thousands of Reais, unless otherwise stated)

24) OPERATING COSTS AND EXPENSES

	Company
	Three-month periods ended
	09.30.19				09.30.18
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Personnel	(184,216)	(626,297)	(109,697)	(920,210)	(180,682)	(540,965)	(86,196)	(807,843)
Third-party services	(1,649,946)	(1,652,224)	(287,535)	(3,589,705)	(1,462,284)	(1,632,168)	(329,947)	(3,424,399)
Rental, insurance, condominium and connection means	(379,173)	(17,090)	(15,080)	(411,343)	(695,513)	(30,743)	(43,013)	(769,269)
Taxes, charges and contributions	(408,295)	(10,503)	(6,845)	(425,643)	(363,293)	(7,206)	(7,873)	(378,372)
Estimated impairment losses on accounts receivable	-	(433,647)	-	(433,647)	-	(347,161)	-	(347,161)
Depreciation and amortization	(2,102,989)	(389,212)	(211,938)	(2,704,139)	(1,555,085)	(337,906)	(132,854)	(2,025,845)
Cost of goods sold	(729,236)	-	-	(729,236)	(527,903)	-	-	(527,903)
Materials and other operating costs and expenses	(6,654)	(38,060)	(9,112)	(53,826)	(1,337)	(19,937)	(3,451)	(24,725)
Total	(5,460,509)	(3,167,033)	(640,207)	(9,267,749)	(4,786,097)	(2,916,086)	(603,334)	(8,305,517)

	Company
	Nine-month periods ended
	09.30.19				09.30.18
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Personnel	(539,409)	(1,900,171)	(278,904)	(2,718,484)	(565,082)	(1,664,521)	(305,595)	(2,535,198)
Third-party services	(4,998,890)	(5,069,446)	(840,333)	(10,908,669)	(4,409,076)	(5,036,242)	(959,720)	(10,405,038)
Rental, insurance, condominium and connection means	(1,050,512)	(59,599)	(44,365)	(1,154,476)	(2,150,009)	(105,241)	(135,227)	(2,390,477)
Taxes, charges and contributions	(1,215,650)	(32,157)	(21,109)	(1,268,916)	(1,185,447)	(22,015)	(27,542)	(1,235,004)
Estimated impairment losses on accounts receivable (Note 4)	-	(1,243,560)	-	(1,243,560)	-	(1,011,896)	-	(1,011,896)
Depreciation and amortization	(6,214,033)	(1,131,003)	(583,448)	(7,928,484)	(4,635,480)	(1,008,345)	(375,867)	(6,019,692)
Cost of goods sold	(2,235,203)	-	-	(2,235,203)	(1,465,443)	-	-	(1,465,443)
Materials and other operating costs and expenses	(21,952)	(105,393)	(23,101)	(150,446)	(28,669)	(144,710)	(12,500)	(185,879)
Total	(16,275,649)	(9,541,329)	(1,791,260)	(27,608,238)	(14,439,206)	(8,992,970)	(1,816,451)	(25,248,627)

	Consolidated
	Three-month periods ended
	09.30.19				09.30.18
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Personnel	(192,317)	(631,357)	(112,474)	(936,148)	(211,665)	(622,594)	(103,965)	(938,224)
Third-party services	(1,664,565)	(1,653,438)	(288,872)	(3,606,875)	(1,664,041)	(1,741,798)	(320,139)	(3,725,978)
Rental, insurance, condominium and connection means	(380,625)	(17,090)	(15,337)	(413,052)	(696,897)	(30,791)	(48,202)	(775,890)
Taxes, charges and contributions	(411,262)	(10,503)	(7,062)	(428,827)	(372,828)	(7,158)	(7,911)	(387,897)
Estimated impairment losses on accounts receivable	-	(442,373)	-	(442,373)	-	(402,214)	-	(402,214)
Depreciation and amortization	(2,103,256)	(389,424)	(212,286)	(2,704,966)	(1,559,900)	(338,214)	(136,652)	(2,034,766)
Cost of goods sold	(729,615)	-	-	(729,615)	(595,329)	-	-	(595,329)
Materials and other operating costs and expenses	(7,233)	(38,143)	(9,371)	(54,747)	(1,647)	(20,071)	(7,869)	(29,587)
Total	(5,488,873)	(3,182,328)	(645,402)	(9,316,603)	(5,102,307)	(3,162,840)	(624,738)	(8,889,885)

	Consolidated
	Nine-month periods ended
	09.30.19				09.30.18
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Personnel	(560,710)	(1,915,866)	(285,504)	(2,762,080)	(669,227)	(1,922,923)	(369,584)	(2,961,734)
Third-party services	(5,039,747)	(5,087,030)	(843,593)	(10,970,370)	(5,035,605)	(5,277,842)	(936,303)	(11,249,750)
Rental, insurance, condominium and connection means	(1,052,505)	(59,599)	(44,812)	(1,156,916)	(2,152,727)	(106,479)	(154,447)	(2,413,653)
Taxes, charges and contributions	(1,224,798)	(32,157)	(21,465)	(1,278,420)	(1,214,808)	(22,051)	(27,663)	(1,264,522)
Estimated impairment losses on accounts receivable (Note 4)	-	(1,265,603)	-	(1,265,603)	-	(1,168,936)	-	(1,168,936)
Depreciation and amortization (1)	(6,214,751)	(1,131,728)	(584,057)	(7,930,536)	(4,652,088)	(1,008,771)	(385,057)	(6,045,916)
Cost of goods sold	(2,235,582)	-	-	(2,235,582)	(1,670,801)	-	-	(1,670,801)
Materials and other operating costs and expenses	(23,795)	(105,944)	(23,763)	(153,502)	(31,697)	(146,226)	(23,336)	(201,259)
Total	(16,351,888)	(9,597,927)	(1,803,194)	(27,753,009)	(15,426,953)	(9,653,228)	(1,896,390)	(26,976,571)

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2019

(In thousands of Reais, unless otherwise stated)

(1)  Includes the consolidated amounts of R$1,390,772 and R$22,138 in the nine-month periods ended September 30, 2019 and 2018, respectively, related to the leases depreciation.

25)  OTHER OPERATING INCOME (EXPENSES)

	Company
	Three-month periods ended		Nine-month periods ended
	09.30.19	09.30.18	09.30.19	09.30.18
Recovered expenses and fines (1)	126,247	1,498,993	393,407	3,682,924
Provisions for labor, tax, civil, regulatory and contingent liabilities (Note 18) (2)	(149,614)	(528,191)	(473,569)	(1,144,391)
Net gain (loss) on asset disposal/loss	175,528	39,764	223,269	31,163
Other operating income (expenses)	(22,354)	104,664	38,534	624,737
Total	129,807	1,115,230	181,641	3,194,433

Other operating income	301,775	1,643,421	655,210	4,338,824
Other operating expenses	(171,968)	(528,191)	(473,569)	(1,144,391)
Total	129,807	1,115,230	181,641	3,194,433

	Consolidated
	Three-month periods ended		Nine-month periods ended
	09.30.19	09.30.18	09.30.19	09.30.18
Recovered expenses and fines (1)	127,452	1,513,503	397,337	3,748,283
Provisions for labor, tax, civil, regulatory and contingent liabilities (Note 18) (2)	(150,905)	(532,523)	(479,915)	(1,156,410)
Net gain (loss) on asset disposal/loss	175,509	40,652	222,255	32,100
Other operating income (expenses)	(45,875)	(150,720)	(41,912)	(292,021)
Total	106,181	870,912	97,765	2,331,952

Other operating income	302,961	1,554,155	619,592	3,780,383
Other operating expenses	(196,780)	(683,243)	(521,827)	(1,448,431)
Total	106,181	870,912	97,765	2,331,952

(1)  For the nine-month period ended September 30, 2018, includes tax credits amount to R$3,356,687 (Company) and R$3,386,433 (Consolidated), arising from the final court proceeding in favor of the Company and its subsidiary TData, which recognized the right to exclude ICMS (VAT) from the basis of calculation of PIS and COFINS contributions for the periods from September 2003 to June 2017 and July 2004 to June 2013.

(2)  The provisions for labor, tax, civil, regulatory and contingent liabilities, for the three and nine-month periods ended September 30, 2018, include write-offs of judicial deposits in the amount of R$160,715.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2019

(In thousands of Reais, unless otherwise stated)

26) FINANCIAL INCOME (EXPENSES)

	Company
	Three-month periods ended		NIne-month periods ended
	09.30.19	09.30.18	09.30.19	09.30.18
Financial Income
Interest income	80,075	52,154	198,502	161,154
Interest receivable (customers, taxes and other)	25,817	22,615	150,013	85,646
Gain on derivative transactions (Note 30)	107,343	88,676	265,829	212,435
Foreign exchange variations on loans and financing (Note 19)	203	12,294	5,147	21,753
Other revenues from foreign exchange and monetary variation (1)	79,593	1,167,816	158,032	3,111,753
Other financial income	39,332	59	122,294	(1,656)
Total	332,363	1,343,614	899,817	3,591,085

Financial Expenses
Loan, financing, debenture, leases charges and contingent consideration (Note 19) (3)	(245,669)	(115,268)	(653,445)	(380,371)
Foreign exchange variation on loans and financing (Note 19)	-	(18,867)	(4,036)	(55,815)
Loss on derivative transactions (Note 30)	(105,033)	(88,197)	(234,112)	(215,953)
Interest payable (financial institutions, provisions, trade accounts payable, taxes and other)	(39,857)	(47,586)	(71,794)	(109,775)
Other expenses with foreign exchange and monetary variation	(229,099)	(354,885)	(510,654)	(731,536)
IOF, Pis, Cofins and other financial expenses (2)	(22,629)	(84,413)	(68,504)	(229,611)
Total	(642,287)	(709,216)	(1,542,545)	(1,723,061)

	Consolidated
	Three-month periods ended		NIne-month periods ended
	09.30.19	09.30.18	09.30.19	09.30.18
Financial Income
Interest income	85,072	59,225	209,014	189,024
Interest receivable (customers, taxes and other)	26,218	25,480	151,528	96,998
Gain on derivative transactions (Note 30)	107,343	90,240	266,444	215,128
Foreign exchange variations on loans and financing (Note 19)	203	12,294	5,147	21,753
Other revenues from foreign exchange and monetary variation (1)	82,055	1,177,052	163,937	3,155,692
Other financial income	39,343	7,673	122,328	20,916
Total	340,234	1,371,964	918,398	3,699,511

Financial Expenses
Loan, financing, debenture, leases charges and contingent consideration (Note 19) (3)	(245,687)	(115,268)	(653,500)	(380,371)
Foreign exchange variation on loans and financing (Note 19)	-	(18,867)	(4,036)	(55,815)
Loss on derivative transactions (Note 30)	(105,033)	(89,920)	(234,349)	(220,241)
Interest payable (financial institutions, provisions, trade accounts payable, taxes and other)	(40,182)	(48,147)	(72,764)	(111,986)
Other expenses with foreign exchange and monetary variation	(231,803)	(360,705)	(520,031)	(744,019)
IOF, Pis, Cofins and other financial expenses (2)	(23,428)	(85,350)	(70,183)	(234,988)
Total	(646,133)	(718,257)	(1,554,863)	(1,747,420)

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2019

(In thousands of Reais, unless otherwise stated)

(1)     For the nine-month period ended September 30, 2018, includes monetary restatements, in the amount of R$2,856,198 (Company) and R$2,885,432 (Consolidated), on the tax credits arising from the final court proceeding in favor of the Company and its subsidiary TData, which recognized the right to exclude ICMS (VAT) from the basis of calculation of PIS and COFINS contributions for the periods from September 2003 to June 2017 and July 2004 to June 2013.

(2)     For the nine-month periods ended September 30, 2018, includes the amount of R$134,173 of PIS and COFINS on the indexation for inflation credits in (1) above.

(3)     For the nine-month periods ended September 30, 2019 and 2018, includes the consolidated amounts of R$342,068 and R$15,255, respectively, related to leases charges.,173

27) BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a)   Balances and transactions with related parties

The main balances of assets and liabilities with related parties arises from transactions with companies related to the controlling group carried out at the prices and other commercial conditions agreed in contracts between the parts as follows:

a)   Fixed and mobile telephony services provided by Telefónica Group companies.

b)   Digital TV services provided by Media Networks Latino America.

c)   Lease, maintenance of safety equipment and civil construction services, provided by Telefônica Inteligência e Segurança Brasil.

d)   Corporate services passed through at the cost effectively incurred for these services.

e)   Right to use certain software licenses, including maintenance and support, provided by Telefónica Global Technology.

f)    International transmission infrastructure for several data circuits and roaming services provided by Telxius Cable Brasil, Telefónica International Wholesale Services Espanha, Telefónica USA; and Media Net Br.

g)   Operations by Telefónica Group companies, relating to the purchase of internet content, advertising and auditing services.

h)   Marketing services provided by Telefónica Group companies.

i)    Information access services through the electronic communications network, provided by Telefonica de Espanha.

j)    Data communication services and integrated solutions provided by Telefónica International Wholesale Services Espanha and Telefónica USA.

k)   Long distance call and international roaming services provided by Telefónica Group companies.

l)    Sundry expenses and costs to be reimbursed by Telefónica Group companies.

m) Brand fee for assignment of rights to use the brand paid to Telefónica.

n)   Platform of health services provided by Aximed.

o)   Cost Sharing Agreement for digital-business related expenses reimbursed to Telefónica Digital.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2019

(In thousands of Reais, unless otherwise stated)

p)   Leases/rentals of Telefónica Group companies’ buildings.

q)   Financial Clearing House roaming, inflows of funds for payments and receipts arising from roaming operation between group companies operated by Telfisa.

r)    Integrated e-learning, online education and training solutions provided by Telefônica Serviços de Ensino.

s)   Factoring transactions, credit facilities for services provided by the Group's suppliers.

t)    Social investment in Fundação Telefônica, innovative use of technology to enhance learning and knowledge, contributing to personal and social development.

u)   Contracts or agreements assigning user rights for cable ducts, optical fiber duct rental services, and right-of-way related occupancy agreements with several highway concessionaires provided by Companhia AIX.

v)   Adquira Sourcing platform - online solution provided by Telefónica Compras Electrónicas to transact purchase and sale of all types of goods and services.

w)  Digital media; marketing and sales, in-store and outdoor digital marketing services provided by Telefônica On The Spot Soluções Digitais Brasil.

x)   Tower lease transactions between Telefonica Brasil and Telxius Torres Brasil.

y)   Amounts to be reimbursed by SPTE as a result of contractual clause of the purchase of Terra Networks Brasil equity interest.

z)   Sale of digital products, creation of an exclusive band channel that responds to the commercial demand for these digital services and products.

aa)    Hosting services, housing and telecommunications solutions for the corporate market provided by Acens.

bb)   Consulting services, technical support, import and export of goods with the company Telefonica Ingeniería de Seguridad.

The Company and its subsidiaries sponsor pension plans and other post-employment benefits for its employees with Visão Prev and Sistel (Note 29).

The following table summarizes the consolidated balances with related parties:

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2019

(In thousands of Reais, unless otherwise stated)

		Balance Sheet - Assets
		09/30/19			12/31/18
Companies	Type of transaction	Cash and cash equivalents	Accounts receivable, net	Other assets and prepaid expenses	Cash and cash equivalents	Accounts receivable, net	Other assets
Parent Companies
SP Telecomunicações Participações	d) / l)	-	-	9,302	-	-	10,083
Telefónica LatinoAmerica Holding	l)	-	-	35,659	-	-	60,387
Telefónica	l) / z)	-	10,902	2,634	-	9,300	29,757
		-	10,902	47,595	-	9,300	100,227
Other Group companies
Colombia Telecomunicaciones ESP	k) / l)	-	430	520	-	1,334	520
Media Networks Brasil Soluções Digitais	a) / d) / l) / p)	-	578	68	-	903	4,051
T.O2 Germany GMBH CO. OHG	k)	-	1,681	-	-	20,877	-
Telefónica Venezolana	k)	-	6,484	2,196	-	5,926	2,196
Telefônica Digital España	g) / l)	-	621	301	-	197	294
Telefônica Factoring do Brasil	a) / d) / l)	-	12	35	-	6,360	133
Telefónica Global Technology	l)	-	-	1,540	-	-	-
Telefônica Inteligência e Segurança Brasil	a) / d) / l)	-	-	-	-	800	986
Telefónica International Wholesale Services Espanha	j) / k)	-	42,388	-	-	46,537	-
Telefônica Serviços de Ensino	a) / p)	-	176	16	-	286	-
Telefónica Moviles Argentina	k)	-	4,652	-	-	5,074	-
Telefónica Moviles Espanha	k)	-	5,265	-	-	7,576	-
Telefónica USA	j)	-	8,888	-	-	9,005	-
Telfisa Global BV	q)	56,336	-	-	46,755	-	-
Telxius Cable Brasil	a) / d) / l) / p)	-	14,553	5,170	-	11,628	5,295
Telxius Torres Brasil	d) / p) / x)	-	5,706	4,039	-	6,776	4,268
Terra Networks México, Terra Networks Perú and Terra Networks Argentina	g) / h)	-	858	-	-	5,341	-
Other	a) / d) / k) / g) / h) / l) / p) / bb)	-	18,431	3,314	-	10,894	2,806
		56,336	110,723	17,199	46,755	139,514	20,549
Total		56,336	121,625	64,794	46,755	148,814	120,776

Current assets
Cash and cash equivalents (Note 3)		56,336	-	-	46,755	-	-
Accounts receivable (Note 4)		-	121,625	-	-	148,814	-
Prepaid expenses (Note 6)		-	-	1,743	-	-	-
Other assets (Note 10)		-	-	57,683	-	-	114,715
Non-current assets
Prepaid expenses (Note 6)		-	-	4,661	-	-	-
Other assets (Note 10)		-	-	707	-	-	6,061

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2019

(In thousands of Reais, unless otherwise stated)

		Balance Sheet - Liabilities
		09.30.19		12.31.18
Companies	Type of transaction	Trade accounts payable and other payables	Other liabilities and leases	Trade accounts payable and other payables	Other liabilities
Parent Companies
SP Telecomunicações Participações	l) / y)	-	23,345	-	21,901
Telefónica LatinoAmerica Holding	l)	-	-	-	-
Telefónica	l) / m)	579	99,166	687	1,393
		579	122,511	687	23,294
Other Group companies
Colombia Telecomunicaciones S.A. ESP	k)	815	-	1,056	-
Fundação Telefônica	l)	-	-	-	82
Media Networks Latina America SAC	b)	13,528	-	10,212	-
Media Networks Brasil Soluções Digitais	f) / l)	43,904	318	44,693	318
T.O2 Germany GMBH CO. OHG	k)	5,155	-	5,706	-
Telefónica Venezolana	k)	6,037	-	5,410	-
Telefónica Compras Electrónicas	v)	17,433	-	32,582	-
Telefônica Digital España	o)	62,701	2,056	43,340	-
Telefônica Factoring do Brasil	l) / s)	-	4,704	-	2,770
Telefónica Global Technology	e)	14,498	-	28,750	-
Telefônica Inteligência e Segurança Brasil	c) / l)	-	-	52,184	27
Telefónica International Wholesale Services Espanha	f) / k)	35,096	-	26,097	-
Telefônica Serviços de Ensino	r)	8,517	-	22,518	-
Telefónica Moviles Argentina	k)	4,292	-	4,160	-
Telefónica Moviles Espanha	k)	4,825	-	5,233	-
Telefónica USA	f)	11,304	228	4,411	200
Telxius Cable Brasil	f) / l)	44,599	2,067	39,662	2,067
Telxius Torres Brasil	x)	28,881	489,003	38,735	1,926
Terra Networks México, Terra Networks Perú and Terra Networks Argentina	h)	6,322	-	1,766	-
Other	k) / h) / i) / l) / n) / u) / w) / aa) / bb)	22,818	275	16,310	1,032
		330,725	498,651	382,825	8,422
Total		331,304	621,162	383,512	31,716

Current liabilities
Trade accounts payable and other payables (Note 15)		331,304	-	383,512	-
Leases (Note 19)		-	488,795	-	-
Other liabilities (Note 21)		-	131,210	-	22,220
Non-current liabilities
Other liabilities (Note 21)		-	1,157	-	9,496

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2019

(In thousands of Reais, unless otherwise stated)

		Statement of income
		Nine-month periods ended
		09.30.19			09.30.18
Companies	Type of transaction	Operating revenues	Cost, expenses and other expenses (revenues) operating	Financial result	Operating revenues	Cost, expenses and other expenses (revenues) operating	Financial result
Parent Companies
SP Telecomunicações Participações	d) / l)	-	345	-	-	253	-
Telefónica LatinoAmerica Holding	l)	-	13,801	1,605	-	12,583	10,964
Telefónica	l) / m)	-	(299,091)	(6,375)	-	(263,997)	(18,321)
		-	(284,945)	(4,770)	-	(251,161)	(7,357)
Other Group companies
Colombia Telecomunicaciones S.A. ESP	k) / l)	17	1,233	(1)	110	(471)	761
Fundação Telefônica	l) / t)	-	(8,965)	-	-	(9,778)	-
Media Networks Brasil Soluções Digitais	a) / d) / f) / l) / p)	485	(81,941)	(54)	1,588	(81,290)	-
Media Networks Latina America SAC	b)	-	(31,715)	(739)	-	(24,523)	(1,250)
Telefônica Serviços de Ensino	a) / p) / r)	651	(27,433)	-	947	(38,418)	-
T.O2 Germany GMBH CO. OHG	k)	(108)	727	1,845	137	(1,948)	-
Telefónica Compras Electrónicas	v)	-	(19,398)	-	-	(25,094)	-
Telefônica Digital España	l) / o)	(32)	(85,363)	(6,149)	-	(92,229)	512
Telefônica Factoring do Brasil	a) / d) / l) / s)	1,889	(308)	(4,695)	4,244	159	64
Telefónica Global Technology, S.A.U.	e) / l)	-	(44,203)	85	4	(37,746)	(1,368)
Telefônica Inteligência e Segurança Brasil	a) / c) / d) / l) / p)	591	(27,079)	-	1,188	(23,817)	-
Telefónica International Wholesale Services Espanha	f) / j) / k)	35,738	(43,475)	(3,413)	41,397	(42,686)	6,696
Telefónica Moviles Argentina	k)	3,404	(2,818)	101	5,360	(2,975)	-
Telefónica Moviles Espanha	k)	316	(1,301)	-	(249)	(4,898)	-
Telefónica USA	f) / j)	38	(14,755)	1,129	1,299	(4,431)	281
Telxius Cable Brasil	a) / d) / f) / l) / p)	11,660	(187,075)	(3,164)	46,702	(150,227)	(7,453)
Telxius Torres Brasil (1)	d) / l) / p) / x)	54	(541)	(17,529)	2,450	(88,062)	-
Terra Networks Chile, Terra Networks México, Terra Networks Perú and Terra Networks Argentina	h)	2,381	(4,831)	387	-	(3,259)	786
Other	a) / d) / f) / h) / i) / k) / l) / n) / p) / u) / w) / aa) / bb)	4,009	(42,137)	574	3,315	(42,037)	1,083
		61,093	(621,378)	(31,623)	108,492	(673,730)	112
Total		61,093	(906,323)	(36,393)	108,492	(924,891)	(7,245)

(1)  Upon adoption of IFRS 16, there was a decrease in rental costs for the nine-month period ended September 30, 2019.

b)   Management compensation

Consolidated key management compensation paid by the Company to its Board of Directors and Statutory Officers was R$18,909 and R$18,028 in the nine-month periods ended September 30, 2019 and 2018 respectively. Of this amount, R$12,231 (R$12,644 at September 30, 2018) corresponds to salaries, benefits and social charges and R$6,678 (R$5,384 at September 30, 2018) to variable compensation.

These were recorded as personnel expenses in General and administrative expenses (Note 24).

In the nine-month periods ended September 30, 2019 and 2018, the Directors and Officers received no pension, retirement or similar benefits.

28)  SHARE-BASED PAYMENT PLANS

Telefónica, the Company's parent company, has different share-based payment plans which are also offered to management and employees of its subsidiaries, including the Company and its subsidiaries.

The fair value of the shares is estimated when granted, using the binomial valuation model, that considers the terms and conditions of the instruments' concession.

The Company and its subsidiaries reimburse Telefónica for the fair value of the benefit delivered on the grant date to the officers and employees.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2019

(In thousands of Reais, unless otherwise stated)

The details of these plans are consistent with Note 29) Share-Based Payment Plans in the financial statements for the year ended December 31, 2018.

The main plans in effect at September 30, 2019 are detailed below:

•       Talent for the Future Share Plan (“TFSP”), for its executives at the global level:

The 2018-2020 cycle (January 1, 2018 to December 31, 2020): includes the potential rights to receive 118,000 shares of Telefónica.

The 2019-2021 cycle (January 1, 2019 to December 31, 2021): includes the potential rights to receive 127,250 shares of Telefónica.

•       Perform Share Plan (“PSP”), for its executives at the global level:

The 2018-2020 cycle (January 1, 2018 to December 31, 2020): includes 103 active executives (including 3 executives appointed under the Company's by-laws), with the potential right to receive 802,449 shares of Telefónica.

The 2019-2021 cycle (January 1, 2019 to December 31, 2021): includes 104 active executives (including 3 executives appointed under the Company's by-laws), with the potential right to receive 991,777 shares of Telefónica.

The granting of shares is conditional upon: (i) maintenance of an active employment relationship within the Telefónica Group on the cycle consolidation date; and (ii) achievement of results representing fulfillment of the objectives established for the plan.

•       Global Employee Share Plan (“GESP”)

The 2019-2021 cycle (July 1, 2019 to June 31, 2021): Employees enrolled in the plan acquired Telefónica shares through monthly contributions of €25 to €150 (or the equivalent in local currency) up to €1,800 over 12 months (acquisition period).

The delivery of shares occurred after the vesting period of the plan, as of July 31, 2021, and was conditional on: (i) the permanence in the Company during the 2-year program period (vesting period), subject to certain special conditions related to terminations; and (ii) the exact number of shares to be granted at the end of the vesting period depends on the number of shares acquired and held by employees. Thus, employees enrolled with the plan, who remained in the Telefónica Group and who have held the shares acquired for an additional period of over 12 months after the end of the purchase period, will be entitled to receive one free share for each share they have acquired and held until the end of the vesting period.

Company and subsidiaries share-based compensation plans expenses described above, where applicable, are recorded as personnel expenses, divided into the groups Cost of Services, Selling expenses and General and Administrative Expenses (Note 24), corresponding to R$14,805 and R$11,196 for the nine-month periods ended September 30, 2019 and 2018.

29)  PENSION PLANS AND OTHER POST-EMPLOYMENT BENEFITS

The plans sponsored by the Company and its subsidiaries and the related benefit types are as follows:

Plan	Type	Entity	Sponsor
PBS-A	Defined benefit (DB)	Sistel	Telefônica Brasil, jointly with other telecoms resulting from privatization of the Sistema Telebrás
PAMA / PCE	Defined benefit (DB)	Sistel	Telefônica Brasil, jointly with other telecoms resulting from privatization of the Sistema Telebrás
Healthcare - Law No. 9656/98	Defined benefit (DB)	Telefônica Brasil	Telefônica Brasil, Terra Networks and TGLog
CTB	Defined benefit (DB)	Telefônica Brasil	Telefônica Brasil
Telefônica BD	Defined benefit (DB)	VisãoPrev	Telefônica Brasil
VISÃO	Defined contribution (DC) / Hybrid	VisãoPrev	Telefônica Brasil, Terra Networks and TGLog

The details of these plans are consistent with Note 30) Pension Plans and Other Post-Employment Benefits in the financial statements for the year ended December 31, 2018.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2019

(In thousands of Reais, unless otherwise stated)

Consolidated balances of both underfunded and surplus plans are shown below:

	Consolidated
	Plans with surplus	Plans with deficit	Total
Balances at 12/31/17	9,833	(531,938)	(522,105)
Current service cost	(1,834)	(10,656)	(12,490)
Net interest on net defined benefit liabilities/assets	767	(39,741)	(38,974)
Contributions and benefits paid by the employers	1,476	13,128	14,604
Balances at 09/30/18	10,242	(569,207)	(558,965)
Current service cost	(595)	(3,568)	(4,163)
Net interest on net defined benefit liabilities/assets	253	(13,245)	(12,992)
Contributions and benefits paid by the employers	(114)	1,244	1,130
Effects on comprehensive income	1,211	(94,702)	(93,491)
Balances at 12/31/18	10,997	(679,478)	(668,481)
Current service cost	(2,053)	(12,416)	(14,469)
Net interest on net defined benefit liabilities/assets	803	(47,553)	(46,750)
Contributions and benefits paid by the employers	1,336	15,102	16,438
Business combinations (Note 1 c.1)	-	(1,994)	(1,994)
Balances at 09/30/19	11,083	(726,339)	(715,256)

30)  FINANCIAL INSTRUMENTS AND RISK AND CAPITAL MANAGEMENT

a) Derivative transactions

The derivative financial instruments contracted by the Company are mainly used for hedging against foreign exchange risk from assets and liabilities in foreign currency, the effects of inflation on debentures and leases indexed to the IPCA. There are no derivative financial instruments held for speculative purposes, possible currency risks are hedged.

Management believes that the Company's internal controls for its derivatives are adequate to control risks associated with each strategy for the market. Gains/losses obtained or sustained by the Company in relation to its derivatives show that its risk management has been appropriate.

As long as these derivative contracts qualify for hedge accounting, the hedged item is adjusted to fair value, offsetting the result of the derivatives, pursuant to the rules of hedge accounting. This hedge accounting applies both to financial liabilities and probable cash flows in foreign currency.

At September 30, 2019 and December 31, 2018, the Company held no embedded derivatives contracts.

Derivatives contracts include specific penalties for breach of contract. Breach of contract provided for in agreements made with financial institutions leads to the anticipated liquidation of the contract.

a.1) Fair value of derivative financial instruments

The valuation method used to calculate the fair value of financial liabilities (if applicable) and derivative financial instruments was the discounted cash flow method, based on expected settlements or realization of liabilities and assets at market rates prevailing at the balance sheet date.

The fair values of positions in Reais are calculated by projecting future inflows from transactions using B3 yield curves and discounting these flows to present value using market DI rates for swaps announced by B3.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2019

(In thousands of Reais, unless otherwise stated)

The market values of foreign exchange derivatives were obtained using the market exchange rates in effect at the balance sheet date and projected market rates obtained from the currency's coupon-rate yield curves. The linear convention of 360 calendar days was used to determine coupon rates of positions indexed in foreign currencies, while the exponential convention of 252 business days was used to determine coupon rates for positions indexed to CDI rates.

Consolidated derivatives financial instruments shown below are registered with B3 and classified as swaps, usually, that do not require margin deposits.

	Consolidated
			Accumulated effects from fair value
	Notional Value		Amount receivable (payable)
Description	09.30.19	12.31.18	09.30.19	12.31.18
Long position	250,754	1,184,064	65,249	95,533

Foreign Currency	16,595	335,194	28	50,536
US$ (1) (2)	8,174	241,332	15	24,608
EUR (2)	7,104	51,971	10	-
LIBOR US$ (1)	-	41,891	-	25,928
NDF US$ (6)	1,317	-	3	-

Floating rate	120,837	699,595	34	7,737
CDI (1) (2)	120,837	554,336	34	-
TJLP (4)	-	145,259	-	7,737

Inflation rates	113,322	149,275	65,187	37,260
IPCA (3) (5)	113,322	149,275	65,187	37,260

Short position	(250,754)	(1,184,064)	(48,662)	(39,383)

Floating rate	(128,600)	(608,782)	(47,776)	(24,916)
CDI (1) (2) (3) (4) (5)	(128,600)	(608,782)	(47,776)	(24,916)

Pre fixed rates	(1,317)	-	-	-
NDF US$ (6)	(1,317)	-	-	-

Foreign Currency	(120,837)	(575,282)	(886)	(14,467)
US$ (2)	(118,038)	(439,103)	(886)	(9,396)
EUR (1) (2)	(2,799)	(115,233)	-	(222)
LIBOR US$ (1)	-	(20,946)	-	(4,849)

	Long position		65,249	95,533
	Current		11,999	69,065
	Non-current		53,250	26,468

	Short position		(48,662)	(39,383)
	Current		(886)	(16,538)
	Non-current		(47,776)	(22,845)
	Amounts receivable, net		16,587	56,150

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2019

(In thousands of Reais, unless otherwise stated)

(1) Foreign currency swaps (US$ and LIBOR) x CDI - swap transactions with maturities up to July 2019, according to the debt maturities, with the purpose of hedging the exchange rate risk of the Company's dollar lending operation.

(2) Foreign currency swaps (Euro and CDI x Euro) (R$4,329) and (US$ and CDI x US$) (R$110,848) - maturing through October 30, 2019 to hedge currency risk affecting net amounts payable (carrying amount R$4,381 in Euros and LIBOR) and receivables (carrying amount R$110,848 in US$).

(3) IPCA x CDI rate swaps (R$42,807) - maturing through 2019 to hedge the same flow as the debentures (4th issue - 3rd series) indexed to the IPCA (carrying amount R$42,829).

(4)  TJLP x CDI swaps transactions contracted with maturities up to July 2019 to hedge the risk of TJLP variation on loan with BNDES.

(5)  IPCA x CDI swaps (R$216,157) - maturing in 2033 to hedge risk of change in leases rate pegged to IPCA (carrying amount R$254,047).

(6)  NDF US$ x R$ (R$1,317) - forward operation contracted maturing on October 29, 2019 to hedge against risks of exchange variation of net amounts payable (book value of R$1,317 in US$).

The table below shows the breakdown of swaps maturing after September 30, 2019:

	Consolidated
	Maturing in
Swap contract	1 to 12 months	13 to 24 months	25 to 36 months	37 to 48 months	49 to 60 months	From 61 months	Amount receivable (payable) at 09.30.19
Foreign currency x CDI	25	-	-	-	-	-	25
CDI x Foreign Currency	(853)	-	-	-	-	-	(853)
IPCA x CDI	11,938	2,843	3,244	3,444	3,538	(7,595)	17,412
NDF US$ x Pre	3	-	-	-	-	-	3
Total	11,113	2,843	3,244	3,444	3,538	(7,595)	16,587

For the purposes of preparing its financial statements, the Company adopted the fair value hedge accounting methodology for its foreign currency swaps x CDI, IPCA x CDI and NDF pre x foreign currency for hedging or financial debt. Under this arrangement, both derivatives and hedged risk are recognized at fair value.

At September 30, 2019 and 2018, the transactions with derivatives generated consolidated positive/negative (net) result of R$32,095 and R$5,113, respectively (Note 26).

a.2) Sensitivity analysis to the Company’s risk variables

CVM Resolution 475/08 requires listed companies to disclose sensitivity analyses for each type of market risk that management understands to be significant when originated by financial instruments to which the entity is exposed at the end of each period, including all derivative financial instrument transactions.

In making the above analysis, each of the transactions with derivative financial instruments was assessed and assumptions included a probable scenario and two others that could adversely impact the Company.

In the probable scenario assumption used, on the maturity dates of each of the transactions, were the market rates for the B3 yield curves (currencies and interest rates), and data from the IBGE, Central Bank, FGV, among others. In the probable scenario, there is no impact on the fair value of the above-mentioned derivatives. However, for Scenarios II and III, as per CVM ruling, risk variables were stressed by 25% and 50% respectively.

Since the Company only holds derivatives to hedge its foreign currency assets and liabilities, changing scenarios are tracked by the corresponding hedged items; the effects are almost non-existent. For these transactions, the Company reported the consolidated net exposure in each of the above-mentioned three scenarios at September 30, 2019.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2019

(In thousands of Reais, unless otherwise stated)

Consolidated
Transaction	Risk	Probable	25% depreciation	50% depreciation
Hedge (long position)	Derivatives (depreciation risk EUR)	4,329	5,412	6,494
Payables in EUR	Debt (appreciation risk EUR)	(34,146)	(42,683)	(51,220)
Receivables in EUR	Debt (depreciation risk EUR)	29,765	37,206	44,648
	Net Exposure	(52)	(65)	(78)

Hedge (short position)	Derivatives (depreciation risk US$)	(110,848)	(138,560)	(166,272)
Payables in US$	Debt (appreciation risk US$)	(246,727)	(308,409)	(370,090)
Receivables in US$	Debt (depreciation risk US$)	357,575	446,969	536,362
	Net Exposure	-	-	-

Hedge (long position)	Derivatives (risk of decrease in IPCA)	296,172	280,936	267,179
Debt in IPCA	Debt (risk of increase in IPCA)	(353,509)	(338,273)	(324,516)
	Net Exposure	(57,337)	(57,337)	(57,337)

Hedge (short position)	Derivatives (risk of decrease US$)	(1,317)	(1,646)	(1,975)
Opex in US$	OPex (risk of increase in US$)	1,317	1,646	1,975
	Net Exposure	-	-	-

Hedge (CDI position)
Hedge US$ and EUR (short and long position)	Derivatives (risk of decrease in CDI)	(104,089)	(104,025)	(103,962)
Hedge IPCA (short position)	Derivatives (risk of increase in CDI)	(296,172)	(280,936)	(267,179)
Hedge US$ (short - OPex)	Derivatives (risk of increase pre)	1,317	1,646	1,975
	Net Exposure	(398,944)	(383,315)	(369,166)

Total net exposure in each scenario		(456,333)	(440,717)	(426,581)

Net effect on changes in current fair value		-	15,616	29,752

The assumptions used by the Company for the sensitivity analysis at September 30, 2019 were as follows:

Assumptions for sensitivity analysis

Risk Variable	Probable	25% depreciation	50% depreciation
US$	3.8322	4.7903	5.7483
EUR	4.3574	5.4468	6.5361
IPCA	3.49%	4.36%	5.24%
IGPM	6.51%	8.14%	9.77%
IGP-DI	6.04%	7.55%	9.06%
CDI	6.42%	8.03%	9.63%

For calculation of the net exposure for the sensitivity analysis, all derivatives were considered at market value and hedged items designated for hedges for accounting purposes were also considered at fair value.

The fair values shown in the table above are based on the portfolio position at September 30, 2019, but do not reflect an estimate for realization due to the dynamism of the market, which is constantly monitored by the Company. The use of different assumptions could significantly affect the estimates.

b) Fair value

The Company and its subsidiaries assessed their financial assets and liabilities in relation to market values using available information and appropriate valuation methodologies. However, both of interpretations about market data and the selection of valuation methods require considerable judgment and reasonable estimates to produce the most adequate realization value. As a result, the estimates shown do not necessarily indicate amounts that could be realized in the current market. The use of different assumptions for the market and/or methodologies may have a material effect on estimated realization values.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2019

(In thousands of Reais, unless otherwise stated)

At September 30, 2019 and December 31, 2018, neither the Company not its subsidiaries detected any significant and enduring impairment of their financial instruments.

The fair values of all assets and liabilities are classified within the fair value hierarchy described below, based on the lowest level of information that is significant to the fair value measurement as a whole:

Level 1: quoted market prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: valuation techniques for which there is a significantly lower level of information to measure the fair value directly or indirectly observable; and

Level 3: valuation techniques for which the lowest and significant level of information to measure the fair value is not available.

The tables below present the composition and classification of financial assets and liabilities at September 30, 2019 and December 31, 2018. During the periods shown in the tables below, there were no transfers between fair value measurements of Level 3 and Levels 1 and 2.

Company
		Fair value hierarchy	Book value		Fair value
	Classification by category		09.30.19	12.31.18	09.30.19	12.31.18
Financial Assets
Current
Cash and cash equivalents (Note 3)	Amortized cost		4,377,594	3,275,300	4,377,594	3,275,300
Trade accounts receivable (Note 4)	Amortized cost		8,884,704	8,246,991	8,884,704	8,246,991
Derivative transactions (Note 30)	Measured at fair value through OCI	Level 2	11,999	69,065	11,999	69,065

Non-current
Investments pledged as collateral	Amortized cost		75,250	76,717	75,250	76,717
Trade accounts receivable (Note 4)	Amortized cost		450,218	426,252	450,218	426,252
Derivative transactions (Note 30)	Measured at fair value through OCI	Level 2	53,250	26,468	53,250	26,468
Total financial assets			13,853,015	12,120,793	13,853,015	12,120,793

Financial Liabilities
Current
Trade accounts payable, net (Note 15)	Amortized cost		7,184,152	7,746,133	7,184,152	7,746,133
Loans, financing and leases (Note 19)	Amortized cost		738,208	1,076,451	740,135	1,135,732
Loans, financing and leases (Note 19)	Measured at fair value through profit or loss	Level 2	1,834,988	263,754	1,834,988	263,754
Debentures (Note 19)	Amortized cost		67,014	82,840	199,945	237,144
Debentures (Note 19)	Measured at fair value through profit or loss	Level 2	42,829	41,121	42,829	41,121
Derivative transactions (Note 30)	Measured at fair value through profit or loss	Level 2	886	15,936	886	15,936
Derivative transactions (Note 30)	Measured at fair value through OCI	Level 2	-	222	-	222

Non-current
Loans, financing and leases (Note 19)	Amortized cost		63,557	817,908	62,309	796,481
Loans, financing and leases (Note 19)	Measured at fair value through profit or loss	Level 2	7,456,334	341,728	7,456,334	341,728
Contingent consideration (Note 19)	Measured at fair value through profit or loss	Level 2	479,947	465,686	479,947	465,686
Debentures (Note 19)	Amortized cost		3,026,700	3,049,949	2,886,502	2,866,981
Derivative transactions (Note 30)	Measured at fair value through OCI	Level 2	47,776	22,845	47,776	22,845
Total financial liabilities			20,942,391	13,924,573	20,935,803	13,933,763

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2019

(In thousands of Reais, unless otherwise stated)

Consolidated
		Fair value hierarchy	Book value		Fair value
	Classification by category		09.30.19	12.31.18	09.30.19	12.31.18
Financial Assets
Current
Cash and cash equivalents (Note 3)	Amortized cost		4,548,256	3,381,328	4,548,256	3,381,328
Trade accounts receivable (Note 4)	Amortized cost		8,930,780	8,304,382	8,930,780	8,304,382
Derivative transactions (Note 30)	Measured at fair value through OCI	Level 2	11,999	69,065	11,999	69,065

Non-current
Investments pledged as collateral	Amortized cost		75,587	76,934	75,587	76,934
Trade accounts receivable (Note 4)	Amortized cost		450,218	426,252	450,218	426,252
Derivative transactions (Note 30)	Measured at fair value through OCI	Level 2	53,250	26,468	53,250	26,468
Total financial assets			14,070,090	12,284,429	14,070,090	12,284,429

Financial Liabilities
Current
Trade accounts payable, net (Note 15)	Amortized cost		7,091,752	7,642,782	7,091,752	7,642,782
Loans, financing and leases (Note 19)	Amortized cost		738,774	1,076,451	740,701	1,135,732
Loans, financing and leases (Note 19)	Measured at fair value through profit or loss	Level 2	1,834,988	263,754	1,834,988	263,754
Debentures (Note 19)	Amortized cost		67,014	82,840	199,945	237,144
Debentures (Note 19)	Measured at fair value through profit or loss	Level 2	42,829	41,121	42,829	41,121
Derivative transactions (Note 30)	Measured at fair value through profit or loss	Level 2	886	16,316	886	16,316
Derivative transactions (Note 30)	Measured at fair value through OCI	Level 2	-	222	-	222

Non-current
Loans, financing and leases (Note 19)	Amortized cost		63,838	817,908	62,590	796,481
Loans, financing and leases (Note 19)	Measured at fair value through profit or loss	Level 2	7,456,334	341,728	7,456,334	341,728
Contingent consideration (Note 19)	Measured at fair value through profit or loss	Level 2	479,947	465,686	479,947	465,686
Debentures (Note 19)	Amortized cost		3,026,700	3,049,949	2,886,502	2,866,981
Derivative transactions (Note 30)	Measured at fair value through OCI	Level 2	47,776	22,845	47,776	22,845
Total financial liabilities			20,850,838	13,821,602	20,844,250	13,830,792

c) Capital management

The purpose of the Company's capital management is to ensure maintenance of a high credit rating and an optimal capital ratio to support the Company's business and maximize shareholder value.

The Company manages its capital structure by making adjustments and adapting to current economic conditions. For this purpose, the Company may pay dividends, obtain new loans, issue debentures and contract derivatives. In the nine-month period ended September 30, 2019, there were no changes in capital structure objectives, policies or processes.

The Company’s debt structure includes loans, financing, debentures, leases, contingent consideration and transactions with derivatives, less cash and cash equivalents, short-term investments to secure BNB financing and guarantor of the contingent consideration liability.

The Company’s ratio of consolidated debt to shareholders’ equity consists of the following:

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2019

(In thousands of Reais, unless otherwise stated)

	Consolidated
	09.30.19	12.31.18
Cash and cash equivalents	4,548,256	3,381,328
Loans, financing, debentures, leases and contingent consideration (1)	(13,710,424)	(6,139,437)
Derivative transactions, net	16,587	56,150
Short-term investment pledged as collateral	13,055	12,473
Asset guarantor of contingent consideration	479,947	465,686
Net debt	8,652,579	2,223,800
Net equity	70,612,262	71,607,027
Net debt-to-equity ratio	12.25%	3.11%

(1)  As of September 30, 2019, includes the effects of the adoption of IFRS 16 on January 1, 2019 (Note 19).

d) Risk management policy

The Company and its subsidiaries are exposed to several market risks as a result of its commercial operations, debts contracted to finance its activities and debt-related financial instruments.

d.1) Currency Risk

Risk arising from foreign exchange rate volatility, affecting loans denominated in foreign currencies.

There is also a foreign exchange risk for financial assets and liabilities denominated in foreign currencies, which may generate a smaller amount receivable or larger amount payable depending on the exchange rate in the period.

Hedging transactions were executed to minimize the risks associated with exchange rate on financial assets and liabilities in foreign currencies. This balance is subject to daily changes due to the dynamics of the business. However, the Company intends to cover the net balance of these assets and obligations (US$26,618 thousand receivable, €843 thousand and £110 thousand paid by September 30, 2019 and US$61,909 thousand and €15,624 thousand receivable by December 31, 2018) to mitigate its foreign exchange risks.

d.2) Interest and Inflation Risk

This risk may arise from an unfavorable change in the domestic interest rate, which may adversely affect financial expenses from the portion of debentures referenced to the CDI and liability positions in derivatives (currency hedge and IPCA) pegged to floating interest rates (CDI).

Inflation risk arises from the “Minas Comunica” debentures of the 1st issue, which are tied to the IPCA and thus may adversely affect financial expenses in the event of an unfavorable change in this index.

To reduce exposure to the floating interest rate (CDI), the Company and its subsidiaries invested cash equivalents of R$4,396,457 at September 30, 2019 (R$3,175,730 at December 31, 2018), mostly in short-term CDI-based financial investments (CDBs). The carrying amounts of these instruments approximate their fair values, as they may be redeemed in the short term.

d.3) Liquidity Risk

Liquidity risk may arise from having insufficient funds to meet commitments in different currencies and dates of realization of rights and settlement of obligations.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2019

(In thousands of Reais, unless otherwise stated)

The Company structures the maturity dates of non-derivative financial contracts (Note 19), and their respective derivatives, as shown in the schedule of payments disclosed in this note, to avoid affecting their liquidity.

The Company’s cash flow and liquidity are managed on a daily basis by the operating departments to ensure that cash flows and contracted funding, when necessary, is sufficient to meet scheduled commitments in to avoid liquidity risk.

The following is a summary of the maturity profile of the consolidated financial liabilities, which include principal and future interest rates up to the date of maturity. For fixed rate liabilities, interest was calculated based on the indices established in each contract. For variable rate liabilities, interest was calculated based on the market forecast for each period.

At 09.30.19	1 to 12 months	13 to 24 months	25 to 36 months	37 to 48 months	49 to 60 months	From 61 months	Total
Trade accounts payable	7,091,752	-	-	-	-	-	7,091,752
Loans, financing	32,151	16,666	14,181	16	-	-	63,014
Leases (1)	2,203,593	1,934,921	1,652,722	1,426,927	1,032,652	2,389,486	10,640,301
Contingent consideration	-	-	-	-	-	479,947	479,947
Debentures	204,202	2,115,830	1,036,550	-	-	-	3,356,582
Derivative transactions	886	-	-	-	-	47,776	48,662
Total	9,532,584	4,067,417	2,703,453	1,426,943	1,032,652	2,917,209	21,680,258

(1)  Includes the effects of the adoption of IFRS 16 on January 1, 2019 (Note 19).

d.4) Credit Risk

The risk arises from the possibility of the Company and its subsidiaries incurring losses due to difficulty in receiving amounts billed to their customers and sales of prepaid handsets and cards that have been pre-activated for the distribution network.

The credit risk on accounts receivable is diversified and mitigated by strict control of the customer base. The Company constantly monitors the level of accounts receivable from postpaid services and limits bad credit risk by cutting off access to telephone lines if bills are past due. The mobile customer base predominantly uses the prepaid system, which requires purchase of credits beforehand and therefore does not pose credit risk. Exceptions are made for emergency services that must be maintained for security or national defense reasons.

Credit risk on sales of pre-activated prepaid handsets and cards is managed by a conservative policy for granting credit, using modern credit scoring methods, analyzing financial statements and consultations to commercial databases, in addition to requesting guarantees.

The Company and its subsidiaries are also subject to credit risk arising from their investments, letters of guarantee received as collateral for certain transactions and receivables from derivative transactions. The Company and its subsidiaries control the credit limits granted to each counterpart and diversify this exposure across first-tier financial institutions as per current credit policies of financial counterparts.

d.5) Social and Environmental Risks

The Company's operations and properties are subject to various environmental laws and regulations that, among others, govern environmental licenses and records, protection of fauna and flora, air emissions, waste management and remediation of contaminated sites. If the Company fails to meet present and future requirements, or to identify and manage new or existing contamination, it will incur significant costs, which include cleaning costs, damages, compensation, fines, activities suspension and other penalties, investments to improve its facilities or change its processes, or interruption of operations. The identification of environmental conditions not currently identified, more stringent inspections by regulatory agencies, the entry into force of more stringent laws and regulations or other unanticipated events may occur and, ultimately, result in significant environmental liabilities and their costs. The occurrence of any of the above

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2019

(In thousands of Reais, unless otherwise stated)

factors could have a material adverse effect on the Company's business, results of operations and financial position. According to Article 75 of Law No. 9605 of 1998, the maximum fine per breach of environmental law is R$50,000 (fifty million Reais).

From a social point of view, the Company is exposed to contingent liabilities as it hires outsourced service providers. These potential liabilities may involve labor claims by employees of the service providers who file claims against the service provider and Company, request the conviction of the Company as an associate, that is, the Company may be compelled to pay in the case the provider does not settle these obligations. There is also a more remote possibility that these employees will be treated as direct employees by the Company, which would generate the risk of joint and several convictions. The demands that are known to Telefónica are already provided.

d.6) Insurance Coverage

The policy of the Company and its subsidiaries, as well as the Telefónica Group, includes contracting insurance coverage for all assets and liabilities involving significant and high-risk amounts, based on management's judgment and following Telefónica corporate program guidelines.

At September 30, 2019, maximum limits of claims (established pursuant to the agreements of each entity consolidated by the Company) for significant assets, liabilities or interests covered by insurance and their respective amounts were R$900,000 for operational risks (including business interruption) and R$75,000 for general civil liability.

d.7) Other Risks

The Company is required to comply with Brazilian anti-corruption laws and regulations on the same subject in jurisdictions where it has its securities traded. In particular, the Company is subject, in Brazil, to the Law n 12.846/2013 and, in the United States, to the U.S. Foreign Corrupt Practices Act of 1977.

Although the Company has internal policies and procedures designed to ensure compliance with the aforementioned anti-corruption laws and regulations, there can be no assurance that such policies and procedures will be sufficient or that the Company’s employees, directors, officers, partners, agents and service providers will not take actions in violation of the Company’s policies and procedures (or otherwise in violation of the relevant anti-corruption laws and regulations) for which the Company or they may be ultimately held responsible. Violations of anti-corruption laws and regulations could lead to financial penalties, damage to the Company’s reputation or other legal consequences that could have a material adverse effect on the Company’s business, results of operations and financial condition.

31) ADDITIONAL INFORMATION ON CASH FLOWS

a)   Reconciliation of cash flow financing activities

The following is a reconciliation of the consolidated cash flow financing activities in the nine-month periods ended September 30, 2019 and 2018.

		Cash flows from financing activities	Cash flows from operating activities	Financing activities not involving cash and cash equivalents
	At 12/31/18	Write-offs (payments)	Write-offs (payments)	Financial charges and foreign exchange variation	Additions of leases and supplier financing	Cancellation of lease contracts	Initial adoption IFRS 16 in 01.01.19	Interim and unclaimed dividends and interest on equity	At 09/30/19
Interim dividends and interest on equity	4,172,916	(2,653,518)	-	-	-	-	-	4,345,406	5,864,804
Loans and financing	2,106,814	(1,904,404)	(118,500)	155,612	563,052	-	-	-	802,574
Leases	393,027	(1,164,609)	(306,190)	342,068	1,421,057	(12,065)	8,618,072	-	9,291,360
Debentures	3,173,910	- 25,583	(168,953)	157,169	-	-	-	-	3,136,543
Derivative financial instruments	(56,150)	71,217	26,268	(57,922)	-	-	-	-	(16,587)
Contingent Consideration	465,686	-	-	14,261	-	-	-	-	479,947
Total	10,256,203	(5,676,897)	- 567,375	611,188	1,984,109	- 12,065	8,618,072	4,345,406	19,558,641

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2019

(In thousands of Reais, unless otherwise stated)

		Cash flows from financing activities	Cash flows from operating activities	Financing activities not involving cash and cash equivalents
	At 12/31/17	Write-offs (payments)	Write-offs (payments)	Financial charges and foreign exchange variation	Additions of leases and supplier financing	Interim and unclaimed dividends and interest on equity	At 09/30/18
Interim dividends and interest on equity	2,396,116	(2,003,224)	-	-	-	4,837,702	5,230,594
Loans and financing	3,109,498	(1,172,354)	(168,458)	191,045	349,715	-	2,309,446
Leases	385,460	(27,224)	(10,425)	15,255	13,453	-	376,519
Debentures	4,520,739	(1,324,723)	(231,702)	194,332	-	-	3,158,646
Derivative financial instruments	(143,754)	25,517	-	7,034	-	-	(111,203)
Contingent Consideration	446,144	-	-	14,882	-	-	461,026
Total	10,714,203	(4,502,008)	(410,585)	422,548	363,168	4,837,702	11,425,028

b)   Financing transactions that do not involve cash

The main transactions that do not involve cash of the Company refer to the acquisition of assets through leases and income from financing with suppliers, as follows:

	Consolidated
	09.30.19	09.30.18
Initial adoption IFRS 16 on 01.01.19	8,618,072	-
Financing transactions with suppliers	563,052	349,715
Acquisition of assets through leases	1,421,057	13,453
Total	10,602,181	363,168

32) ADDITIONAL INFORMATION ON THE CONSOLIDATED STATEMENT OF INCOME - IFRS 16

The consolidated statement of income in the nine-month period ended September 30, 2019 includes the effects of the adoption of IFRS 16. To facilitate the understanding and comparability of the information, the following is the consolidated statement of income in the nine-month ended 30 September 2019 and 2018, excluding the effects of adopting IFRS 16.

Item	Cost of sales	Selling expenses	General and administrative expenses	Financial expenses	Total
Rental costs and expenses	(1,266,055)	(48,710)	(98,408)	-	(1,413,173)
Depreciation costs and expenses	1,186,920	56,581	147,271	-	1,390,772
Financial charges	-	-	-	290,306	290,306
Income and social contribution taxes	-	-	-	-	(91,088)
Total	(79,135)	7,871	48,863	290,306	176,817

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2019

(In thousands of Reais, unless otherwise stated)

	Nine-month period ended 09.30.19			Nine-month period ended 09.30.18
	Statements of Income (IFRS 16)	IFRS 16 adjustments	Statements of Income (IAS 17)	Statements of Income (IAS 17)
Net operating revenue	32,891,316	-	32,891,316	32,377,261
Cost of sales	(16,351,888)	(79,135)	(16,431,023)	(15,426,953)
Gross profit	16,539,428	(79,135)	16,460,293	16,950,308

Operating income (expenses)	(11,303,356)	56,734	(11,246,622)	(9,217,666)
Selling expenses	(9,597,927)	7,871	(9,590,056)	(9,653,228)
General and administrative expenses	(1,803,194)	48,863	(1,754,331)	(1,896,390)
Other operating income	619,592	-	619,592	3,780,383
Other operating expenses	(521,827)	-	(521,827)	(1,448,431)
Operating income	5,236,072	(22,401)	5,213,671	7,732,642

Financial income	918,398	-	918,398	3,699,511
Financial expenses	(1,554,863)	290,306	(1,264,557)	(1,747,420)
Equity pickup	(714)	-	(714)	(4,914)
Income before taxes	4,598,893	267,905	4,866,798	9,679,819
Income and social contribution taxes	(872,133)	(91,088)	(963,221)	(2,238,239)

Net income for the period	3,726,760	176,817	3,903,577	7,441,580

33) CONTRACTUAL COMMITMENTS

The Company and its subsidiaries have unrecognized contractual commitments arising from the purchase of goods and services, which mature on several dates, with monthly payments.

As at September 30, 2019, the total nominal values equivalent to the full contract period were:

Consolidated
1 to 12 months	1,408,232
13 to 24 months	1,177,179
25 to 36 months	887,611
37 to 48 months	408,064
49 to 60 months	181,798
From 61 months	512,022
Total	4,574,906

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	November 5, 2019	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director